
03057857



CAPITALTRUST

2002 Annual Report




CAPITALTRUST

INVESTMENT MANAGEMENT / REAL ESTATE FINANCE

AS AN INVESTMENT MANAGER, WE COMBINE OUR BROAD REAL ESTATE EXPERIENCE, UNIQUE CAPITAL MARKETS EXPERTISE AND EXTENSIVE NETWORK OF CONTACTS TO CREATE PRODUCTS WHICH GENERATE HIGH RISK-ADJUSTED RETURNS FOR INSTITUTIONAL INVESTORS. AS A LENDER, WE EXECUTE SOPHISTICATED TRANSACTIONS AND IMPLEMENT CAPITAL SOLUTIONS ON BEHALF OF CLIENTS/BORROWERS WHO INCLUDE THE LEADING OWNERS AND INVESTORS IN THE BUSINESS. OUR MISSION IS TO CONSISTENTLY PRODUCE SUPERIOR RETURNS FOR OUR INVESTORS AND TO DELIVER SUPERIOR SERVICE TO OUR BORROWERS, PARTNERS AND CLIENTS. CAPITAL TRUST, INC. IS TRADED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "CT". THE COMPANY IS HEADQUARTERED IN NEW YORK CITY.

IN 2002, CAPITAL TRUST MADE KEY DECISIONS THAT WILL SHAPE THE COMPANY'S FUTURE.

TO OUR SHAREHOLDERS:

Following an extensive review of strategic alternatives, our Board adopted a plan for the Company to elect to be taxed as a real estate investment trust commencing in 2003. Although execution of the plan was expected to generate a substantial loss in the fourth quarter of 2002, the Board decided that the rewards far outweighed the costs. The shift in tax status will not change our core business, but will allow us to pay regular quarterly dividends to our shareholders on a tax-efficient basis while continuing to grow our third-party fund management business.

Pursuant to the plan, just before and after year-end we completed a series of transactions to facilitate REIT qualification, simplify our capital structure and enhance our investment management business. We triggered losses to offset earnings and profits accumulated during the period when the Company was taxed as a "C Corp". We arranged for a major institutional investor to purchase 1.5 million shares of common stock from the Company's founders, thereby solving our ownership concentration issues. We organized all of our management activities into CT Investment Management Co., a taxable REIT subsidiary of Capital Trust, in order to provide transparency and flexibility to this business segment. We bought back 8.5 million warrants from Citigroup, eliminating the potential dilution from these securities, and purchased their interest in CT Mezzanine Partners I, increasing our balance sheet earning assets. Lastly, we modified our existing venture agreement with Citigroup and increased the Company's share of revenues from existing and future managed funds.

During the year, transaction velocity rebounded at CT Mezzanine Partners II, our flagship investment fund, but underwriting judgments became increasingly difficult as the economy stalled and demand for space declined. Against this backdrop, we decided to stick to our program and remain disciplined, never sacrificing credit quality for production volume. Although Fund II's resulting asset base is smaller than we had hoped, portfolio credit profile is strong with 100% of outstanding investments performing and over $250 million of assets fully realized. Fund II closed $550 million of new investments during the year, bringing total originations to over $1 billion in the 21 months since operations commenced. We are extremely proud of our accomplishments to date in Fund II, particularly in light of the challenging investment environment.

In 2003, the investment period of CT Mezzanine Partners II will expire and our next fund, CT Mezzanine Partners III, will be launched. Although the demand for mezzanine financing is strong, we have decided to raise a smaller fund this time because we believe that prudently investing the capital entrusted to us will again require patience and discipline. We remain convinced that CT's mezzanine investment strategies can produce superior risk-adjusted returns, even in choppy markets.

As we look to the future, our long-term plan is to continue to grow our investment management business, while selectively adding earning assets to our balance sheet. By increasing third-party assets under management, we will seek to maximize operating efficiencies, expand the platform and create a steady stream of high quality, fee-based earnings. In addition to base management revenues, our fund business also generates potential incentive management fees, reflecting the Company's share of profits after a preferred return to our investors. While these fees cannot be recognized until profits are realized, over time they should become a meaningful part of our annual earnings if we are successful. As always, success will hinge on our commitment, creativity and integrity—the same principles upon which we have built Capital Trust.

We believe that the decisions made in 2002 have positioned the Company to increase current value to our shareholders and set the stage for long-term growth.

Thank you for your continued support.



Samuel Zell
Chairman of the Board of Directors



John R. Klopp
Chief Executive Officer

2002 Financial Table of Contents

CAPITAL TRUST, INC. AND SUBSIDIARIES
SELECTED FINANCIAL DATA

The following selected financial data has been derived from the Capital Trust, Inc. and subsidiaries' (the "Company") historical financial statements as of and for the years ended December 31, 2002, 2001, 2000, 1999, and 1998. Prior to March 8, 2000, the Company did not serve as investment manager for any funds under management and only the Company's historical financial information, as of and for the years ended December 31, 2002, 2001 and 2000 reflect any operating results from its investment management business. For these reasons, the Company believes that, except for the information for the years ended December 31, 2002, 2001 and 2000, the following information is not indicative of the Company's current business.

	Years Ended December 31,				
	2002	2001	2000	1999	1998
	(in thousands, except for per share data)				
Statement of Operations Data:					
Revenues:					
Interest and investment income	$ 47,207	$ 67,728	$ 88,433	$ 89,839	$ 63,954
Income/(loss) from equity investments in affiliated Funds	(2,534)	2,991	1,530	—	—
Advisory and investment banking fees	2,207	277	3,920	17,772	10,311
Management and advisory fees from Funds	10,123	7,664	373	—	—
Total revenues	57,003	78,660	94,256	107,611	74,265
Operating Expenses:					
Interest expense	17,992	26,348	36,931	39,791	27,665
General and administrative expenses	13,996	15,382	15,439	17,345	17,045
Depreciation and amortization	992	909	902	345	249
Net unrealized (gain)/loss on derivative securities and corresponding hedged risk on commercial mortgage-backed securities ("CMBS")	(21,134)	542	—	—	—
Net realized (gain)/loss on sale of fixed assets, investments and settlement of derivative securities	28,715	—	64	(35)	—
Provision for/(recapture of) allowance for possible credit losses	(4,713)	748	5,478	4,103	3,555
Total operating expenses	35,848	43,929	58,814	61,549	48,514
Income/(loss) before income tax expense and distributions and amortization on Convertible Trust Preferred Securities	21,155	34,731	35,442	46,062	25,751
Income tax expense	22,438	16,882	17,760	22,020	9,367
Income/(loss) before distributions and amortization on Convertible Trust Preferred Securities	(1,283)	17,849	17,682	24,042	16,384
Distributions and amortization on Convertible Trust Preferred Securities, net of income tax benefit	8,455	8,479	7,921	6,966	2,941
Net Income/(Loss)	(9,738)	9,370	9,761	17,076	13,443
Less: Preferred Stock dividend and dividend requirement	—	606	1,615	2,375	3,135
Net income/(loss) allocable to Common Stock	$ (9,738)	$ 8,764	$ 8,146	$ 14,701	$ 10,308
Per Share Information:					
Net income/(loss) per share of Common Stock:					
Basic	$ (0.54)	$ 0.43	$ 0.35	$ 0.69	$ 0.57
Diluted	$ (0.54)	$ 0.37	$ 0.33	$ 0.55	$ 0.44
Weighted average shares of Common Stock outstanding:					
Basic	18,026	20,166	23,171	21,334	18,209
Diluted	18,026	36,124	29,692	43,725	30,625

	As of December 31,				
	2002	2001	2000	1999	1998
Balance Sheet Data:					
Total assets	$384,976	$678,800	$644,392	$827,808	$766,438
Total liabilities	211,932	428,231	338,584	522,925	472,207
Convertible Trust Preferred Securities	88,988	147,941	147,142	146,343	145,544
Stockholders' equity	84,056	102,628	158,666	158,540	148,687

Introduction

The Company is an investment management and real estate finance company that operated principally as a balance sheet lender until the commencement of its investment management business in March 2000. The results for the years ended December 31, 2002, 2001 and 2000 reflect both balance sheet lending and the investment management business. In December 2002, the Company's board of directors authorized an election to be taxed as a real estate investment trust ("REIT") for the 2003 tax year. The Company will continue to make, for its own account and as investment manager for the account of funds under management, loans and debt-related investments in various types of commercial real estate assets and operating companies.

Prior to July 1997, the Company operated as a REIT, originating, acquiring, operating and holding income-producing real property and mortgage-related investments. The Company is the successor to Capital Trust, a California business trust, following consummation of the reorganization on January 28, 1999, pursuant to which the predecessor ultimately merged with and into the Company, which thereafter continued as the surviving Maryland corporation with a capital structure that closely mirrored the capital structure of the predecessor. Unless the context otherwise requires, hereinafter references to the business, assets, liabilities, capital structure, operations and affairs of the Company include those of the predecessor prior to the reorganization.

On March 8, 2000, the Company entered into a venture with Citigroup to co-sponsor, commit to invest capital in and manage high-yield commercial real estate mezzanine investment funds. Pursuant to the venture agreement, the Company and Citigroup co-sponsored CT Mezzanine Partners I, LLC ("Fund I") and CT Mezzanine Partners II, LP ("Fund II"), which ultimately raised total equity commitments of $845.2 million, including equity commitments of $49.7 million and $198.9 million from the Company and Citigroup, respectively. The Company earned $9.6 million of basic management and advisory fees from its management of Fund II in 2002. On January 1, 2003, the general partners of Fund II (affiliates of the Company and Citigroup) voluntarily reduced the management fees for the remainder of the investment period by 50% due to a lower than expected level of deployment of the Fund's capital. The Company expects approximately 40% of Fund II's committed capital to be invested at the end of the investment period on April 9, 2003, further reducing management fees from Fund II in 2003. The Company is also entitled to receive incentive payments from Fund II if the return on invested equity is in excess of 10%. The amount of any such payments is not determinable at December 31, 2002 and as such, no amount has been accrued as income for such potential payments in the financial statements. Potential incentive payments received as Fund II winds down could result in significant additional income from operations in certain periods during which such payments can be recorded as income.

In 2001 and 2002 in connection with the organization of Fund I and Fund II, the Company issued to affiliates of Citigroup warrants to purchase 8,528,467 shares of class A common stock, par value $0.01 per share ("Class A Common Stock"). At December 31, 2002, all such warrants had a $5.00 per share exercise price, were exercisable and were to expire on March 8, 2005. In January 2003, the Company purchased all of the warrants outstanding from the affiliates of Citigroup for $2.1 million.

The Company's current lending and investment activities are conducted principally through funds under management. Until the end of the investment period for Fund II on April 9, 2003, the Company generally will not originate or acquire loans or CMBS directly for its own balance sheet portfolio. After the investment period for Fund II, the Company plans to originate loans or purchase investments for its own account as permitted by future funds under management. The Company will also use its available working capital to make contributions to Fund II or any other funds as and when required by the capital commitments to such funds. As a result, if the amount of the Company's maturing loans and investments increases significantly before excess capital is invested in Fund II or other funds, or otherwise accretively deployed, the Company may experience shortfalls in revenues and lower earnings until offsetting revenues are derived from funds under management or other sources. In 2003, the Company does not expect a significant decrease in total assets as additional reductions in loans and investments from satisfactions will require the Company to purchase or originate additional 1940-Act qualifying assets.

Developments with and Contributions to Funds

The Company's investment in Fund I at December 31, 2002 is $10.0 million. Since December 31, 2001, the Company has not made any equity contributions to Fund I and has received $10.1 million as a return of equity. As of December 31, 2002, Fund I has outstanding loans and investments totaling $50.2 million, all of which are performing in accordance with the terms of their agreements. One loan for $26.0 million, which was in default and for which the accrual of interest had been suspended, was written-down and distributed pro-rata to the members in December 2002. Upon receipt of its pro-rata share of the loan with a face amount of $6,500,000, the Company disposed of the asset.

Since December 31, 2001, the Company has made equity contributions to Fund II of $5.2 million and equity contributions to Fund II's general partner of $823,000. The Company's remaining equity commitment to Fund II and its general partner is $39.9 million. The Company's investment in Fund II and its general partner at December 31, 2002 is $18.9 million. As of December 31, 2002, Fund II has outstanding loans and investments totaling $723.5 million, all of which are performing in accordance with the terms of their agreements.

The Company has capitalized costs of $8,528,000 that are being amortized over the anticipated lives of the Funds.

Results of Operations for the Years Ended December 31, 2002 and 2001

The Company reported a net loss allocable to shares of Common Stock of $9,738,000 for the year ended December 31, 2002, a decrease of $18,502,000 from the net income allocable to shares of Common Stock of $8,764,000 for the year ended December 31, 2001. This decrease was primarily the result of the inability to utilize capital losses generated in 2002 to reduce current taxes, the write-down of deferred tax assets as a result of the decision to elect REIT status, the settlement of three cash flow hedges resulting in a $6.7 million charge to earnings, the write-down of a loan in Fund I which caused a loss from equity investments in Funds and decreased net interest income from loans and other investments. These decreases were partially offset by increased advisory and investment management fees, a recapture of the allowance for possible credit losses and the elimination of the Preferred Stock dividend. The Company expects additional reductions in interest and related income due to declining interest-earning assets that may not be offset by increased income from investment management operations.

Interest and related income from loans and other investments amounted to $47,079,000 for the year ended December 31, 2002, a decrease of $20,254,000 from the $67,333,000 amount for the year ended December 31, 2001. Average interest-earning assets decreased from approximately $570.6 million for the year ended December 31, 2001 to approximately $473.7 million for the year ended December 31, 2002. The average interest rate earned on such assets decreased from 11.8% in 2001 to 9.9% in 2002. During the year ended December 31, 2002, the Company recognized $1.6 million in additional income on the early repayment of loans, while during the year ended December 31, 2001, the Company recognized $4.8 million in additional income on the early repayment of loans. Without this additional interest income, the earning rate for 2002 would have been 9.6% versus 11.0% for 2001. LIBOR rates averaged 1.8% for the year ended December 31, 2002 and 3.9% for the year ended December 31, 2001, a decrease of 2.1%. Since substantial portions of the Company's assets earn interest at fixed-rates, the decrease in the average earning rate did not correspond to the full decrease in the average LIBOR rate.

Interest and related expenses amounted to $17,969,000 for the year ended December 31, 2002, a decrease of $8,269,000 from the $26,238,000 amount for the year ended December 31, 2001. The decrease in expense was due to a decrease in the amount of average interest-bearing liabilities outstanding from approximately $321.8 million for the year ended December 31, 2001 to approximately $260.0 million for the year ended December 31, 2002, and a decrease in the average rate paid on interest-bearing liabilities from 8.2% to 6.9% for the same periods. The decrease in the average rate is substantially due to the increased use of repurchase agreements as debt in 2002 at lower spreads to LIBOR than the credit facilities utilized in 2001 and the decrease in the average LIBOR rate. Due to the decrease in total debt, the percentage of debt that has been swapped to fixed rates in 2002 increased, partially offsetting the previously discussed decreases in floating rates.

The Company also utilized proceeds from the $150.0 million of Convertible Trust Preferred Securities, which were issued on July 28, 1998 to finance its interest-earning assets. During the years ended December 31, 2002 and 2001, the Company recognized $8,455,000 and $8,479,000, respectively, of net expenses related to its outstanding Convertible Trust Preferred Securities. This amount consisted of distributions to the holders totaling $14,439,000 and $15,237,000, respectively, and amortization of discount and origination costs totaling $1,305,000 and $799,000, respectively, during the years ended December 31, 2002 and 2001. This was partially offset by a tax benefit of $7,289,000 and $7,557,000 during the years ended December 31, 2002 and 2001, respectively. On April 1, 2002, in accordance with the terms of the securities, the blended rate on such securities increased from 10.16% to 11.21%. On October 1, 2002, after repayment of the Non-Convertible Amount (as discussed below), the rate on such securities is 10.00%. The increase in the amortization of discount and origination costs resulted from the recognition of the unamortized discount and fees on the Non-Convertible Amount expensed upon repayment of the Non-Convertible Amount on September 30, 2002.

During the year ended December 31, 2002, other revenues decreased $1,403,000 to $9,924,000 from $11,327,000 in the same period of 2001. During the second quarter of 2001, Fund II commenced operations, which accounted for approximately $2.6 million of additional management and advisory fees in 2002. The Company also recognized $2.0 million from the Company's final investment banking assignment. These increases were offset by the write-down of a $26 million loan in Fund I, which decreased income from equity investments in funds by approximately $6 million.

General and administrative expenses decreased $1,386,000 to $13,996,000 for the year ended December 31, 2002 from $15,382,000 for year ended December 31, 2001. The decrease in general and administrative expenses was primarily due to reduced executive compensation. The Company employed an average of 27 employees during both the year ended December 31, 2002 and the year ended December 31, 2001. The Company had 26 full-time employees and one part-time employee at December 31, 2002.

During the year ended December 31, 2002, the Company recaptured $4,713,000 of its previously established allowance for possible credit losses. The Company deemed this recapture necessary due to the substantial reduction in the loan portfolio and a general reduction in the default risk of the loans remaining based upon current conditions. After the recapture, the Company believes that the reserve is adequate based on the existing loans in the balance sheet portfolio.

For the year ended December 31, 2002 and 2001, the Company accrued income tax expense of $22,438,000 and $16,882,000, respectively, for federal, state and local income taxes. The increase (from 48.6% to 106.1%) in the effective tax rate was primarily due to capital losses being generated in 2002 that were not deductible for tax purposes in the current year and the reduction in deferred tax assets due to the uncertainty of use in the future. In December 2002, when the decision to elect REIT status for 2003 was complete, the Company wrote down its deferred tax asset to $1.6 million, due to the inability of the Company to utilize the recorded tax benefits in the future. The remaining $1.6 million deferred tax asset relates to future reversals of taxable income in subsidiaries which will be taxable REIT subsidiaries.

The preferred stock dividend and dividend requirement arose from previously issued shares of Class A Preferred Stock. Dividends accrued on these shares at a rate of 9.5% per annum on a per share price of $2.69. In the third quarter of 2000, 5,946,825 shares of Class A Preferred Stock were converted into an equal number of shares of Class A Common Stock thereby reducing the number of outstanding shares of Preferred Stock to 6,320,833 and the dividend requirement to $1,615,000 per annum. In 2001, the remaining shares of Preferred Stock were repurchased thereby eliminating the dividend requirement.

Results of Operations for the Years Ended December 31, 2001 and 2000

The Company reported net income allocable to shares of Common Stock of $8,764,000 for the year ended December 31, 2001, an increase of $618,000 from the net income allocable to shares of Common Stock of $8,146,000 for the year ended December 31, 2000. This increase was primarily the result of increased income from equity investments in the Funds and related investment management and consulting fees, reduced Preferred Stock dividends and a reduction in the provision for possible credit losses offset by decreased advisory and investment banking fees and decreased net interest income from loans and other investments.

Interest and related income from loans and other investments amounted to $67,333,000 for the year ended December 31, 2001, a decrease of $20,352,000 from the $87,685,000 amount for the year ended December 31, 2000. Average interest-earning assets decreased from approximately $681.5 million for the year ended December 31, 2000 to approximately $570.6 million for the year ended December 31, 2001. The average interest rate earned on such assets decreased from 12.8% in 2000 to 11.8% in 2001. During the year ended December 31, 2001, the Company recognized a $4.8 million in additional interest income on the early repayment of loans, while during the year ended December 31, 2000, the Company recognized $4.7 million in additional interest income on the early repayment of loans. Without this additional interest income and after adjustment of the 2000 rates for the effect of recognizing net swap payments in interest expense rather than interest income, the earning rate for 2001 would have been 11.0% versus 12.2% for 2000. The decrease in such core-earning rate is due to a decrease in the average LIBOR rate from 6.41% for 2000 to 3.88% for 2001 for the assets earning interest based upon a variable rate.

Interest and related expenses amounted to $26,238,000 for the year ended December 31, 2001, a decrease of $10,474,000 from the $36,712,000 amount for the year ended December 31, 2000. The decrease in expense was due to a decrease in the amount of average interest-bearing liabilities outstanding from approximately $393.2 million for the year ended December 31, 2000 to approximately $321.8 million for the year ended December 31, 2001, and a decrease in the average rate paid on interest-bearing liabilities from 9.2% to 8.2% for the same periods, after adjustment of the 2000 rates for the effect of recognizing net swap payments in interest expense rather than interest income. The decrease in the average rate is not consistent with the decrease in the average LIBOR rate for the same periods due to a change in the mix of interest-bearing liabilities. In 2001, a higher percentage of the interest-bearing liabilities are at a fixed rate, after adjusting for interest rate swaps, which, in the current low LIBOR rate environment, are at higher rates than that for variable rate interest-bearing liabilities.

During the years ended December 31, 2001 and 2000, the Company recognized $8,479,000 and $7,921,000, respectively, of net expenses related to its outstanding Convertible Trust Preferred Securities. This amount consisted of distributions to the holders totaling $15,237,000 and $14,246,000, respectively, and amortization of discount and origination costs totaling $799,000 and $799,000, respectively, during the years ended December 31, 2001 and 2000. This was partially offset by a tax benefit of $7,557,000 and $7,124,000 during the years ended December 31, 2001 and 2000, respectively. The terms of the Convertible Trust Preferred Securities were modified effective May 10, 2000 which resulted in the blended rate on such securities increasing from 8.25% to 10.16% on that date, accounting for the increase in expense in 2001.

During the year ended December 31, 2001, other revenues increased $4,756,000 to $11,327,000 from $6,571,000 in the same period of 2000. During the second quarter of 2000, Fund I commenced operations and during the second quarter of 2001, Fund II commenced operations. This increase in other revenue is due to increased revenue from the Funds (management and advisory income in addition to the return on investment in the funds) offset by a reduction in advisory and investment banking fees.

Investment management and consulting fees from funds under management has increased significantly since the closing of Fund II. The Company earned $5,884,000 of investment management fees from Fund II and $1,015,000 of consulting fees from the general partner of Fund II in 2001. These additional fees account for the majority of the increase in investment management and consulting fees from 2000 to 2001.

For the year ended December 31, 2001 and 2000, the Company had earned $2,991,000 and $1,530,000 respectively, on its equity investment in the Funds. The increase in income in 2001 versus

2000 was due primarily to the increased level of investment in the Funds offset by the suspension of interest on a Fund I asset.

General and administrative expenses remained relatively consistent amounting to $15,382,000 for the year ended December 31, 2001 versus $15,439,000 for year ended December 31, 2000. In 2000, as the Company transitioned to its new investment management business, it incurred one-time expenses of $2.1 million that were included in general and administrative expenses. The Company employed an average of 27 employees during the year ended December 31, 2001 verses an average of 24 employees during the year ended December 31, 2000. The Company had 28 full-time employees and one part-time employee at December 31, 2001.

The decrease in the provision for possible credit losses from $5,478,000 for the year ended December 31, 2000 to $748,000 for the year ended December 31, 2001 was due to the decrease in average earning assets as previously described. The Company did not add to the reserve for possible credit losses during the second, third or fourth quarter of 2001 as the Company believed that the reserve was adequate based on the existing loans and investments in the balance sheet portfolio.

For the year ended December 31, 2001 and 2000, the Company accrued income tax expense of $16,882,000 and $17,760,000, respectively, for federal, state and local income taxes. The decrease (from 50.1% to 48.6%) in the effective tax rate was primarily due to higher levels of compensation in excess of deductible limits in the prior year.

The preferred stock dividend and dividend requirement arose from previously issued shares of Class A Preferred Stock. Dividends accrued on these shares at a rate of 9.5% per annum on a per share price of $2.69. In the third quarter of 1999, 5,946,825 shares of Class A Preferred Stock were converted into an equal number of shares of Class A Common Stock thereby reducing the number of outstanding shares of Preferred Stock to 6,320,833 and the dividend requirement to $1,615,000 per annum. In 2001, the remaining shares of Preferred Stock were repurchased thereby eliminating the dividend requirement.

Liquidity and Capital Resources

At December 31, 2002, the Company had $10,186,000 in cash. The primary sources of liquidity for the Company for 2003 will be cash on hand, cash generated from operations, principal and interest payments received on loans and investments and additional borrowings under the Company's credit facilities. The Company believes these sources of capital will adequately meet future cash requirements. The Company expects that during 2003, it will use a significant amount of its available capital resources to satisfy its capital contributions required in connection with its remaining equity commitment to Fund II and future funds. The Company intends to continue to employ leverage on its existing balance sheet assets to enhance its return on equity.

The Company experienced a net decrease in cash of $1,465,000 for the year ended December 31, 2002, compared to the net increase of $263,000 for the year ended December 31, 2001. Cash used by operating activities during the year ended December 31, 2002 was $23,988,000, compared to $12,769,000 provided during the same period of 2001. For the year ended December 31, 2002, cash provided by investing activities was $301,336,000, compared to $40,034,000 used in investing activities during the same period in 2001 as the Company experienced significant loan and investment repayments in both years but purchased significant levels of available-for-sale securities in 2001. The Company utilized the cash received on loan repayments in both years to reduce borrowings under its credit facilities and entered into repurchase obligations to finance the purchase of available-for-sale securities in 2001 which accounted for the majority of the change in the net cash provided by financing activities from $27,528,000 in 2001 to the $278,813,000 of cash used in financing activities in the same period of 2002.

Since December 31, 2001, the Company has not originated or purchased any new loans and has no future commitments under any existing loans. The Company received full satisfaction of three loans totaling $90.0 million and partial repayments on five loans totaling $46.2 million in 2002. At December 31, 2002, the Company had outstanding loans totaling approximately $116.3 million and held CMBS and other available-for-sale securities of $155.8 million and $65.2 million, respectively.

In 2000, the Company announced an open market share repurchase program under which the Company may purchase, from time to time, up to two million shares of the Company's Class A Common Stock. Since that time the authorization has been increased by the board of directors to purchase cumulatively up to 7,100,770 shares of Class A Common Stock. As of December 31, 2002, the Company had purchased and retired, pursuant to the program, 4,902,470 shares of Class A Common Stock at an average price of $4.36 per share (including commissions). Also, during fiscal year 2001, the Company repurchased 830,701 shares of Class A Common Stock, all 2,755,186 outstanding shares of Class B Common Stock and all 6,320,833 outstanding shares of Preferred Stock in three privately negotiated transactions outside the open market share repurchase program. The Company has and will continue to fund share repurchases with available cash.

At December 31, 2002, the Company was party to a credit facility with a commercial lender that provides for a total of $100 million of credit. The facility matures in July 2003, with an automatic nine-month amortizing extension option, if not otherwise extended. At December 31, 2002, the Company had outstanding borrowings under the credit facility of $40,000,000, and had unused potential credit of $60,000,000. The credit facility provides the Company with adequate liquidity for its short-term needs. The credit facility provides for advances to fund lender-approved loans and investments made by the Company. The obligations of the Company under the credit facility are required to be secured by pledges of the assets originated or acquired by the Company with advances under the credit facility. Borrowings under the credit facility bear interest at specified rates over LIBOR, which rates may fluctuate, based upon the credit quality of the pledged assets. Future repayments and redrawdowns of amounts previously subject to the drawdown fee will not require the Company to pay any additional fees. The credit facility provides for margin calls on asset-specific borrowings in the event of asset quality and/or market value deterioration as determined under the credit facility. The credit facility contains customary representations and warranties, covenants and conditions and events of default.

On February 28, 2002, the Company's then existing $355 million credit facility matured and the term redeemable securities contract became due and settled, upon which events the Company entered into a new term redeemable securities contract and two new repurchase obligations. The new term redeemable securities contract, with the same counterparty, allows for a maximum financing of $75 million. The new term redeemable securities contract has a two-year term with an automatic one-year amortizing extension option, if not otherwise extended. The Company has no borrowings against the term redeemable securities contract at December 31, 2002.

At December 31, 2002, the Company also has outstanding repurchase obligations of $160,056,000. The average interest rate in effect for the repurchase obligations outstanding at December 31, 2002 was 1.90%. The Company expects to enter into new repurchase obligations at their maturity.

In July 1998, the Company issued $150 million aggregate liquidation amount Convertible Trust Preferred Securities through the Company's consolidated statutory trust subsidiary, CT Convertible Trust I (the "Trust"), which were and originally represented an undivided beneficial interest in the assets of the Trust that consisted solely of the Company's $154,650,000 aggregate principal amount 8.25% step up convertible junior subordinated debentures that were concurrently issued and sold to the Trust. The Convertible Trust Preferred Securities were modified in May 2000 in a transaction pursuant to which the outstanding securities were canceled and new variable step up Convertible Trust Preferred Securities with an aggregate liquidation amount of $150 million ("Convertible Trust Preferred Securities") were issued to the holders of the canceled securities in exchange therefore, and the original underlying convertible debentures were canceled and new 8.25% step up convertible junior subordinated debentures in the aggregate principal amount of $92,524,000 (the "Convertible Debentures") and new 13% step up non-convertible junior subordinated debentures in the aggregate principal amount of $62,126,000 (the "Non-Convertible Debentures" and together with the Convertible Debentures, the "Debentures") were issued to the Trust, as the holder of the canceled bonds, in exchange therefore. The liquidation amount of the Convertible Trust Preferred Securities is divided into $89,742,000 of convertible amount (the "Convertible Amount") and $60,258,000 of non-convertible amount (the "Non-Convertible Amount"), the distribution, redemption and, as applicable, conversion terms of which, mirror the interest, redemption and, as applicable, the conversion terms of the Convertible Debentures and the Non-Convertible Debentures, respectively, held by the Trust.

Distributions on the Convertible Trust Preferred Securities are payable quarterly in arrears on each calendar quarter-end and correspond to the payments of interest made on the Debentures, the sole assets of the Trust. Distributions are payable only to the extent payments are made in respect to the Debentures. The Convertible Trust Preferred Securities initially bore a blended coupon rate of 10.16% per annum which rate varies as the proportion of the outstanding Convertible Amount to the outstanding Non-Convertible Amount changes and steps up in accordance with the coupon rate step up terms applicable to the Convertible Amount and the Non-Convertible Amount.

The Convertible Amount bore a coupon rate of 8.25% per annum through March 31, 2002 and increased on April 1, 2002 to the greater of (i) 10.00% per annum, increasing by 0.75% on October 1, 2004 and on each October 1 thereafter or (ii) a percentage per annum equal to the quarterly dividend paid on a common share multiplied by four and divided by $7.00. The Convertible Amount is convertible into shares of Class A Common Stock, in increments of $1,000 in liquidation amount, at a conversion price of $7.00 per share. The Convertible Amount is redeemable by the Company, in whole or in part, on or after September 30, 2004. The Non-Convertible Amount bore a coupon rate of 13.00% per annum through September 30, 2002, when the Company redeemed the entire Non-Convertible Amount.

In December 2002, in order to reduce interest rate derivatives to proper levels based on expected debt levels for 2003, the Company settled all of its then outstanding derivative securities. The Company also entered into two new interest rate cash flow swaps with a notional value of $109 million. These cash flow interest rate swaps effectively convert floating rate debt to fixed rate debt, which is utilized to finance assets which earn interest at fixed rates.

Investment Company Act of 1940

In the quarter ended March 31, 2002, to remain in compliance with 1940-Act, the Company purchased $40.0 million of Federal Home Loan Mortgage Corporation Gold fixed rate whole pool mortgage-backed securities. To finance this purchase, the Company entered into a repurchase obligation that currently matures in April 2003 and is expected to be extended monthly thereafter. In total, the Company sold four Federal Home Loan Mortgage Corporation Gold fixed rate securities with a market value of $65.2 million at December 31, 2002 and the Company has a liability, representing the obligation to repurchase these assets, for $63.1 million.

The Company continuously analyzes its investments and will adjust levels of 1940-Act qualified assets when and if required for compliance purposes. As a result of this analysis and due to favorable market conditions, in June 2002, the Company sold three Federal Home Loan Mortgage Corporation Gold fixed rate whole pool mortgage-backed securities due September 1, 2031 with an amortized cost of $75,006,000 and completed three sales of CMBS in two issues with a basis of $31,012,000. The Company recognized a net realized gain of $711,000 in conjunction with these sales. The Company also received full payment on three other CMBS issues that it held with a face value of $36.5 million.

Adoption of Statement of Financial Accounting Standards No. 133

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the consolidated balance sheets and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either shareholders' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. As of January 1, 2001, the adoption of the new standard results in an adjustment of $574,000 to accumulated other comprehensive loss.

Financial reporting for hedges characterized as fair value hedges and cash flow hedges are different. For those hedges characterized as a fair value hedge, the changes in fair value of the hedge and the hedged item are reflected in earnings each quarter. In the case of the fair value hedge, the Company is hedging the component of interest rate risk that can be directly controlled by the hedging instrument, and it is this portion of the hedged assets that is recognized in earnings. The non-hedged balance is classified as an available-for-sale security consistent with SFAS No. 115, and is reported in accumulated other comprehensive income. For those hedges characterized as cash flow hedges, the unrealized gains/losses in the fair value of these hedges are reported on the balance sheet with a corresponding adjustment to either accumulated other comprehensive income or in earnings, depending on the type of hedging relationship. In accordance with SFAS No. 133, on December 31, 2002, the derivative financial instruments were reported at their fair value as interest rate hedge liabilities of $1,822,000.

The Company is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap and cap agreements, although it does not anticipate such non-performance. The counterparties would bear the interest rate risk of such transactions as market interest rates increase.

Impact of Inflation

The Company's operating results depend in part on the difference between the interest income earned on its interest-earning assets and the interest expense incurred in connection with its interest-bearing liabilities. Changes in the general level of interest rates prevailing in the economy in response to changes in the rate of inflation or otherwise can affect the Company's income by affecting the spread between the Company's interest-earning assets and interest-bearing liabilities, as well as, among other things, the value of the Company's interest-earning assets and its ability to realize gains from the sale of assets and the average life of the Company's interest-earning assets. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors beyond the control of the Company. The Company employs the use of correlated hedging strategies to limit the effects of changes in interest rates on its operations, including engaging in interest rate swaps and interest rate caps to minimize its exposure to changes in interest rates. There can be no assurance that the Company will be able to adequately protect against the foregoing risks or that the Company will ultimately realize an economic benefit from any hedging contract into which it enters.

Note on Forward-Looking Statements

Except for historical information contained herein, this annual report contains forward-looking statements within the meaning of the Section 21E of the Securities and Exchange Act of 1934, as amended, which involve certain risks and uncertainties. Forward-looking statements are included with respect to, among other things, the Company's current business plan, business and investment strategy and portfolio management. These forward-looking statements are identified by their use of such terms and phrases as "intends," "intend," "intended," "goal," "estimate," "estimates," "expects," "expect," "expected," "project," "projected," "projections," "plans," "anticipates," "anticipated," "should," "designed to," "foreseeable future," "believe," "believes" and "scheduled" and similar expressions. The Company's actual results or outcomes may differ materially from those anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important factors that the Company believes might cause actual results to differ from any results expressed or implied by these forward-looking statements are discussed in the cautionary statements contained in Exhibit 99.1 to the Company's Annual Report on Form 10-K which are incorporated herein by reference. In assessing forward-looking statements contained herein, readers are urged to read carefully all cautionary statements contained in the Form 10-K Annual Report.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal objective of the Company's asset/liability management activities is to maximize net interest income, while minimizing levels of interest rate risk. Net interest income and interest expense are subject to the risk of interest rate fluctuations. To mitigate the impact of fluctuations in interest rates, the Company uses interest rate swaps to effectively convert fixed rate assets to variable rate assets for proper matching with variable rate liabilities and variable rate liabilities to fixed rate liabilities for proper matching with fixed rate assets. Each derivative used as a hedge is matched with an asset or liability with which it has a high correlation. The swap agreements are generally held-to-maturity and the Company does not use derivative financial instruments for trading purposes. The Company uses interest rate swaps to effectively convert variable rate debt to fixed rate debt for the financed portion of fixed rate assets. The differential to be paid or received on these agreements is recognized as an adjustment to the interest expense related to debt and is recognized on the accrual basis.

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates at December 31, 2002. For financial assets and debt obligations, the table presents cash flows to the expected maturity and weighted average interest rates based upon the current carrying values. For interest rate swaps, the table presents notional amounts and weighted average fixed pay and variable receive interest rates by contractual maturity dates. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract. Weighted average variable rates are based on rates in effect as of the reporting date.

	Expected Maturity Dates							
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
				(dollars in thousands)				
Assets:								
Available-for-sale securities								
Fixed Rate	$ 24,566	$20,147	$9,784	$ 4,423	$ 1,997	$ 1,638	$ 62,555	$ 65,233
Average interest rate	6.07%	6.07%	6.07%	6.07%	6.07%	6.07%	6.07%	
CMBS								
Fixed Rate	—	—	—	$ 7,811	$ 135	$201,024	$208,970	$155,780
Average interest rate	—	—	—	10.03%	8.38%	11.99%	11.91%	
Loans receivable								
Fixed Rate	—	—	—	—	$39,382	$ 49,331	$ 88,713	$ 96,794
Average interest rate	—	—	—	—	11.30%	11.99%	11.68%	
Variable Rate	$ 19,727	$ 4,667	$ 667	$ 667	$ 667	$ 5,888	$ 32,283	$ 30,555
Average interest rate	11.51%	1.00%	6.97%	6.97%	6.97%	6.97%	8.88%	
Liabilities:								
Credit Facilities								
Variable Rate	—	$40,000	—	—	—	—	$ 40,000	$ 40,000
Average interest rate	—	4.72%	—	—	—	—	4.72%	
Repurchase obligations								
Variable Rate	$160,056	—	—	—	—	—	$160,056	$160,056
Average interest rate	2.03%	—	—	—	—	—	2.03%	
Convertible Trust Preferred Securities								
Fixed Rate	—	—	—	$89,742	—	—	$ 89,742	$ 88,988
Average interest rate	—	—	—	10.00%	—	—	10.00%	
Interest rate swaps								
Notional amounts	—	—	—	—	—	$109,000	$109,000	$ (1,822)
Average fixed pay rate	—	—	—	—	—	4.24%	4.24%	
Average variable receive rate	—	—	—	—	—	1.42%	1.42%	

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Capital Trust, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Capital Trust, Inc. and Subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
February 14, 2003

CAPITAL TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001
(in thousands, except per share data)

	2002	2001
Assets		
Cash and cash equivalents	$ 10,186	$ 11,651
Available-for-sale securities, at fair value	65,233	152,789
Commercial mortgage-backed securities available-for-sale, at fair value	155,780	210,268
Loans receivable, net of $4,982 and $13,695 reserve for possible credit losses at December 31, 2002 and December 31, 2001, respectively	116,347	248,088
Equity investment in CT Mezzanine Partners I LLC ("Fund I"), CT Mezzanine Partners II LP ("Fund II") and CT MP II LLC ("Fund II GP") (together "Funds")	28,974	38,229
Deposits and other receivables	431	1,192
Accrued interest receivable	4,422	4,614
Deferred income taxes	1,585	9,763
Prepaid and other assets	2,018	2,206
Total assets	$384,976	$678,800
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable and accrued expenses	$ 9,067	$ 9,842
Notes payable	—	977
Credit facilities	40,000	121,211
Term redeemable securities contract	—	137,132
Repurchase obligations	160,056	147,880
Deferred origination fees and other revenue	987	1,202
Interest rate hedge liabilities	1,822	9,987
Total liabilities	211,932	428,231
Company-obligated, mandatory redeemable, convertible trust preferred securities of CT Convertible Trust I, holding $89,742 of convertible 8.25% junior subordinated debentures at December 31, 2002 and 2001 and $60,258 of non-convertible 13.00% junior subordinated debentures of Capital Trust, Inc. at December 31, 2001 ("Convertible Trust Preferred Securities")	88,988	147,941
Stockholders' equity:		
Class A 9.5% cumulative convertible preferred stock, $0.01 par value, $0.26 cumulative annual dividend, no shares authorized, issued or outstanding at December 31, 2002 and 2001 ("Class A Preferred Stock")	—	—
Class B 9.5% cumulative convertible non-voting preferred stock, $0.01 par value, $0.26 cumulative annual dividend, no shares authorized, issued or outstanding at December 31, 2002 and 2001 ("Class B Preferred Stock" and together with Class A Preferred Stock, "Preferred Stock")	—	—
Class A common stock, $0.01 par value, 100,000 shares authorized, 16,216 and 18,332 shares issued and outstanding at December 31, 2002 and 2001, respectively ("Class A Common Stock")	162	183
Class B common stock, $0.01 par value, 100,000 shares authorized, no shares issued and outstanding at December 31, 2002 and 2001 ("Class B Common Stock")	—	—
Restricted Class A Common Stock, $0.01 par value, 300 and 396 shares issued and outstanding at December 31, 2002 and December 31, 2001, respectively ("Restricted Class A Common Stock" and together with Class A Common Stock and Class B Common Stock, "Common Stock")	3	4
Additional paid-in capital	126,809	136,805
Unearned compensation	(320)	(583)
Accumulated other comprehensive loss	(28,988)	(29,909)
Accumulated deficit	(13,610)	(3,872)
Total stockholders' equity	84,056	102,628
Total liabilities and stockholders' equity	$384,976	$678,800

See accompanying notes to consolidated financial statements.

CAPITAL TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2002, 2001 and 2000
(in thousands, except per share data)

	2002	2001	2000
Income from loans and other investments:			
Interest and related income	$ 47,079	$ 67,333	$ 87,685
Less: Interest and related expenses	(17,969)	(26,238)	(36,712)
Income from loans and other investments, net	29,110	41,095	50,973
Other revenues:			
Management and advisory fees from affiliated Funds managed	10,123	7,664	373
Income/(loss) from equity investments in Funds	(2,534)	2,991	1,530
Advisory and investment banking fees	2,207	277	3,920
Other interest income	128	395	748
Total other revenues	9,924	11,327	6,571
Other expenses:			
General and administrative	13,996	15,382	15,439
Other interest expense	23	110	219
Depreciation and amortization	992	909	902
Net unrealized (gain)/loss on derivative securities and corresponding hedged risk on CMBS securities	(21,134)	542	—
Net realized loss on sale of fixed assets, investments and settlement of derivative securities	28,715	—	64
Provision for/(recapture of) allowance for possible credit losses	(4,713)	748	5,478
Total other expenses	17,879	17,691	22,102
Income before income taxes and distributions and amortization on Convertible Trust Preferred Securities	21,155	34,731	35,442
Provision for income taxes	22,438	16,882	17,760
Income/(loss) before distributions and amortization on Convertible Trust Preferred Securities	(1,283)	17,849	17,682
Distributions and amortization on Convertible Trust Preferred Securities, net of income tax benefit of $7,289, $7,557 and $7,124 for the years ended December 31, 2002, 2001 and 2000, respectively	8,455	8,479	7,921
Net income/(loss)	(9,738)	9,370	9,761
Less: Preferred Stock dividend	—	606	1,615
Net income/(loss) allocable to Common Stock	$ (9,738)	$ 8,764	$ 8,146
Per share information:			
Net earnings/(loss) per share of Common Stock			
Basic	$ (0.54)	$ 0.43	$ 0.35
Diluted	$ (0.54)	$ 0.37	$ 0.33
Weighted average shares of Common Stock outstanding			
Basic	18,026,192	20,166,319	23,171,057
Diluted	18,026,192	36,124,105	29,691,927

See accompanying notes to consolidated financial statements.

CAPITAL TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2002 and 2001 and 2000
(in thousands)

	Comprehensive Income/(Loss)	Class A Preferred Stock	Class B Preferred Stock
Balance at January 1, 2000		$ 23	$ 40
Net income	$ 9,761	—	—
Change in unrealized loss on available-for-sale securities, net of related income taxes	12	—	—
Conversion of Class A Common Stock to Class B Common Stock	—	—	—
Issuance of warrants to purchase shares of Class A Common Stock	—	—	—
Issuance of Class A Common Stock unit awards	—	—	—
Cancellation of previously issued restricted Class A Common Stock	—	—	—
Issuance of restricted Class A Common Stock	—	—	—
Restricted Class A Common Stock which vested and was issued as unrestricted Class A Common Stock	—	—	—
Restricted Class A Common Stock earned	—	—	—
Dividends paid on Preferred Stock	—	—	—
Repurchase and retirement of shares of Class A Common Stock previously outstanding	—	—	—
Balance at December 31, 2000	$ 9,773	23	40
Net income	$ 9,370	—	—
Transition adjustment for recognition of derivative financial instruments	—	—	—
Unrealized loss on derivative financial instruments, net of related income taxes	(2,963)	—	—
Unrealized loss on available-for-sale securities, net of related income taxes	(16,220)	—	—
Issuance of warrants to purchase shares of Class A Common Stock	—	—	—
Issuance of Class A Common Stock unit awards	—	—	—
Issuance of restricted Class A Common Stock	—	—	—
Restricted Class A Common Stock earned	—	—	—
Vesting of restricted Class A Common Stock to unrestricted Class A Common Stock	—	—	—
Dividends paid on Preferred Stock	—	—	—
Repurchase and retirement of shares of Stock previously outstanding	—	(23)	(40)
Balance at December 31, 2001	$ (9,813)	—	—
Net loss	$ (9,738)	—	—
Unrealized gain on derivative financial instruments, net of related income taxes	1,715	—	—
Unrealized loss on available-for-sale securities, net of related income taxes	(794)	—	—
Issuance of Class A Common Stock unit awards	—	—	—
Issuance of restricted Class A Common Stock	—	—	—
Restricted Class A Common Stock earned	—	—	—
Vesting of restricted Class A Common Stock to unrestricted Class A Common Stock	—	—	—
Repurchase and retirement of shares of Class A Common Stock previously outstanding	—	—	—
Balance at December 31, 2002	$ (8,817)	$ —	$ —

See accompanying notes to consolidated financial statements.

Class A Common Stock	Class B Common Stock	Restricted Class A Common Stock	Additional Paid-In Capital	Unearned Compensation	Accumulated Other Comprehensive Income/(Loss)	Accumulated Deficit	Total
$219	$ 23	$ 1	$189,456	$ (407)	$(10,164)	$(20,651)	$158,540
—	—	—	—	—	—	9,761	9,761
—	—	—	—	—	12	—	12
(5)	5	—	—	—	—	—	—
—	—	—	1,360	—	—	—	1,360
1	—	—	624	—	—	—	625
—	—	(1)	(279)	182	—	—	(98)
—	—	3	947	(950)	—	—	—
—	—	—	—	—	—	—	—
—	—	—	—	707	—	—	707
—	—	—	—	—	—	(1,615)	(1,615)
(25)	—	—	(10,601)	—	—	—	(10,626)
190	28	3	181,507	(468)	(10,152)	(12,505)	158,666
—	—	—	—	—	—	9,370	9,370
—	—	—	—	—	(574)	—	(574)
—	—	—	—	—	(2,963)	—	(2,963)
—	—	—	—	—	(16,220)	—	(16,220)
—	—	—	3,276	—	—	—	3,276
1	—	—	624	—	—	—	625
—	—	2	1,023	(1,025)	—	—	—
—	—	—	—	910	—	—	910
1	—	(1)	—	—	—	—	—
—	—	—	—	—	—	(737)	(737)
(9)	(28)	—	(49,625)	—	—	—	(49,725)
183	—	4	136,805	(583)	(29,909)	(3,872)	102,628
—	—	—	—	—	—	(9,738)	(9,738)
—	—	—	—	—	1,715	—	1,715
—	—	—	—	—	(794)	—	(794)
1	—	—	312	—	—	—	313
—	—	1	399	(400)	—	—	—
—	—	—	—	663	—	—	663
2	—	(2)	—	—	—	—	—
(24)	—	—	(10,707)	—	—	—	(10,731)
$162	**$ —**	**$ 3**	**$126,809**	**$ (320)**	**$(28,988)**	**$(13,610)**	**$ 84,056**

CAPITAL TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002 and 2001 and 2000
(in thousands)

	2002	2001	2000
Cash flows from operating activities:			
Net income/(loss)	$ (9,738)	$ 9,370	$ 9,761
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:			
Deferred income taxes	8,178	(1,044)	(3,351)
Provision for/(recapture of) provision for possible credit losses	(4,713)	748	5,478
Depreciation and amortization	992	909	902
Loss/(income) from equity investments in Funds	2,534	(2,991)	(1,530)
Net gain on sales of CMBS and available-for-sale securities	(711)	—	—
Cash paid on settlement of fair value hedge	(23,624)	—	—
Unrealized loss on hedged and derivative securities	2,561	542	—
Restricted Class A Common Stock earned	663	910	707
Amortization of premiums and accretion of discounts on loans and investments, net	(2,365)	(2,853)	(2,683)
Accretion of discount on term redeemable securities contract	680	3,897	3,593
Accretion of discounts and fees on Convertible Trust Preferred Securities, net	1,305	799	799
Loss on sale of fixed assets	—	—	64
Expenses reversed on cancellation of restricted stock previously issued	—	—	(98)
Changes in assets and liabilities:			
Deposits and other receivables	761	(981)	322
Accrued interest receivable	192	2,627	2,287
Prepaid and other assets	(26)	1,659	353
Deferred origination fees and other revenue	(462)	(961)	(1,248)
Accounts payable and accrued expenses	(215)	138	(3,478)
Net cash provided by/(used in) operating activities	(23,988)	12,769	11,878
Cash flows from investing activities:			
Purchases of available-for-sale securities	(39,999)	(257,877)	—
Principal collections on and proceeds from sales of available-for-sale securities	131,347	103,038	—
Cash received on commercial mortgage-backed securities recorded as discount	—	—	1,446
Principal collections on and proceeds from sale of CMBS	67,880	—	—
Principal collections on certificated mezzanine investments	—	22,379	23,053
Origination and purchase of loans receivable	—	(13,319)	(14,192)
Principal collections on loans receivable	136,246	112,585	169,227
Equity investments in Funds	(5,973)	(35,599)	(36,606)
Return of capital from Funds	11,840	28,942	13,107
Purchases of equipment and leasehold improvements	(5)	(183)	(495)
Proceeds from sale of equipment	—	—	12
Net cash provided by/(used in) investing activities	301,336	(40,034)	155,552
Cash flows from financing activities:			
Proceeds from repurchase obligations	179,861	251,503	—
Repayment of repurchase obligations	(167,685)	(120,192)	(12,134)
Proceeds from credit facilities	118,500	191,870	56,000
Repayment of credit facilities	(199,711)	(244,300)	(225,622)
Repayment of notes payable	(977)	(891)	(827)
Repayment of Convertible Trust Preferred Securities	(60,258)	—	—
Proceeds from term redeemable securities contract	35,816	—	—
Repayment of term redeemable securities contract	(173,628)	—	—
Dividends paid on Class A Preferred Stock	—	(737)	(1,615)
Repurchase and retirement of shares of Common and Preferred Stock previously outstanding	(10,731)	(49,725)	(10,626)
Net cash provided by/(used in) financing activities	(278,813)	27,528	(194,824)
Net increase/(decrease) in cash and cash equivalents	(1,465)	263	(27,394)
Cash and cash equivalents at beginning of year	11,651	11,388	38,782
Cash and cash equivalents at end of year	$ 10,186	$ 11,651	$ 11,388

See accompanying notes to consolidated financial statements.

1. Organization

Capital Trust, Inc. (the "Company") is an investment management and real estate finance company that specializes in providing structured capital solutions to owner/operators of commercial real estate. In December 2002, the Company's board of directors authorized an election to be taxed as a real estate investment trust ("REIT") for the 2003 tax year. The Company will continue to make, for its own account and as investment manager for the account of funds under management, loans and debt-related investments in various types of commercial real estate assets and operating companies. The Company's business strategy is to expand its investment management business by sponsoring additional real estate investment funds and expanding the scope of its products.

The Company is the successor to Capital Trust, a California business trust, following consummation of the reorganization on January 28, 1999, pursuant to which the predecessor ultimately merged with and into the Company, which thereafter continued as the surviving Maryland corporation. Each outstanding predecessor class A common share of beneficial interest was converted into one share of class A common stock, par value $0.01 per share ("Class A Common Stock"), and each outstanding predecessor class A 9.5% cumulative convertible preferred share of beneficial interest was converted into one share of class A 9.5% cumulative convertible preferred stock, par value $0.01 per share ("Class A Preferred Stock"), of the Company. As a result, all of the predecessor's previously issued class A common shares of beneficial interest have been reclassified as shares of Class A Common Stock and all of the predecessor's previously issued class A preferred shares of beneficial interest have been reclassified as shares of Class A Preferred Stock. Unless the context otherwise requires, hereinafter references to the business, assets, liabilities, capital structure, operations and affairs of the Company include those of the predecessor prior to the reorganization.

2. Venture with Citigroup Investments Inc.

On March 8, 2000, the Company entered into a venture with affiliates of Citigroup Alternative Investments Inc. (collectively "Citigroup") pursuant to which they agreed, among other things, to co-sponsor and invest capital in a series of commercial real estate mezzanine private equity funds managed by the Company.

Pursuant to the governing venture agreement, the Company and Citigroup formed CT Mezzanine Partners I LLC ("Fund I") in March 2000, to which a Citigroup affiliate and a wholly owned subsidiary of the Company, as members thereof, made capital commitments of up to $150 million and $50 million, respectively. Pursuant to the venture agreement, the Company and Citigroup co-sponsored the second commercial real estate mezzanine investment fund, CT Mezzanine Partners II LP ("Fund II"), which effected its final closing on third party investor equity commitments in August 2001. Fund II has total equity commitments of $845.2 million including $49.7 million and $198.9 million made by the Company and Citigroup, respectively. A wholly owned subsidiary of the Company, CT Investment Management Co., LLC ("CTIMCO"), serves as the exclusive investment manager to Fund I and Fund II.

Based upon the $845.2 million aggregate capital commitments made at the initial and subsequent closings, the Company earned approximately $9.6 million of management and advisory fees in 2002 from its management of Fund II. In November 2002, the general partner announced its intention to voluntarily reduce the management fees charged to partners by 50% effective January 1, 2003.

In connection with the organization of Fund I, the Company issued a warrant to Citigroup to purchase 4.25 million shares of Class A Common Stock. In connection with the closings on investor equity commitments to Fund II, the Company had issued to Citigroup warrants to purchase 4,278,467 shares of its Class A Common Stock. In total, the Company had issued to Citigroup four warrants to purchase 8,528,467 shares of its Class A Common Stock which had a $5.00 per share exercise price, were exercisable and were to expire on March 8, 2005. The Company capitalized such costs that are being amortized over the anticipated lives of the Funds. The Company has no further obligations to issue additional warrants to Citigroup at December 31, 2002. In January 2003, the Company purchased all of the outstanding warrants for $2.1 million.

3. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiaries, CTIMCO (as described in Note 2), CT-F1, LLC (direct member and equity owner of Fund I), CT-F2-LP, LLC (limited partner of Fund II), CT-F2-GP, LLC (direct member and equity owner of Fund II GP), CT-BB Funding Corp. (financing subsidiary for three mezzanine loans), CT Convertible Trust I (as described in Note 13), CT LF Funding Corp. (financing subsidiary for all of the Company's CMBS securities), CT BSI Funding Corp. and VIC, Inc., which together with the Company wholly owns Victor Capital Group, L.P. ("Victor Capital") and VCG Montreal Management, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

Interest income for the Company's mortgage and other loans and investments is recognized over the life of the investment using the effective interest method and recognized on the accrual basis.

Fees received in connection with loan commitments, net of direct expenses, are deferred until the loan is advanced and are then recognized over the term of the loan as an adjustment to yield. Fees on commitments that expire unused are recognized at expiration. Exit fees are also recognized over the estimated term of the loan as an adjustment to yield.

Income recognition is generally suspended for loans at the earlier of the date at which payments become 90 days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful. Income recognition is resumed when the loan becomes contractually current and performance is demonstrated to be resumed.

Fees from investment management services are recognized when earned on an accrual basis. Fees from professional advisory services are generally recognized at the point at which all Company services have been performed and no significant contingencies exist with respect to entitlement to payment. Fees from asset management services are recognized as services are rendered.

Cash and Cash Equivalents

The Company classifies highly liquid investments with original maturities of three months or less from the date of purchase as cash equivalents. At December 31, 2002 and 2001, a majority of the cash and cash equivalents consisted of overnight investments in JP Morgan commercial paper. The Company had no bank balances in excess of federally insured amounts at December 31, 2002 and 2001. The Company has not experienced any losses on its demand deposits, commercial paper or money market investments.

Available-for-Sale Securities

Available-for-sale securities are reported on the consolidated balance sheet at fair value with any corresponding temporary change in value reported as an unrealized gain or loss (if assessed to be temporary), as a component of comprehensive income in stockholders' equity, net of related income taxes.

Commercial Mortgage-Backed Securities ("CMBS")

Commercial mortgage-backed securities available-for-sale are reported on the consolidated balance sheet at fair value with any corresponding temporary change in value resulting in an unrealized gain/(loss) being reported as a component of accumulated other comprehensive income/(loss) in the stockholders' equity section of the balance sheet, net of related income taxes.

Income from CMBS is recognized based on the effective interest method using the anticipated yield over the expected life of the investments. Changes in yield resulting from prepayments are recognized over the remaining life of the investment. The Company recognizes impairment on its CMBS whenever it determines that the impact of expected future credit losses, as currently projected, exceeds the impact of the expected future credit losses as originally projected. Impairment losses are determined by comparing the current fair value of a CMBS to its existing carrying amount, the difference being recognized as a loss in the current period in the consolidated statements of operations of the period in which the loss is identified. Reduced estimates of credit losses are recognized as an adjustment to yield over the remaining life of the portfolio.

Loans Receivable and Reserve for Possible Credit Losses

Loans receivable are reported on the consolidated balance sheet at the lower of cost or market. The provision for possible credit losses on loans receivable is the charge to income to increase the reserve for possible credit losses to the level that management estimates to be adequate considering delinquencies, loss experience and collateral quality. Other factors considered relate to geographic trends and product diversification, the size of the portfolio and current economic conditions. Based upon these factors, the Company establishes the provision for possible credit losses by category of asset. When it is probable that the Company will be unable to collect all amounts contractually due, the account is considered impaired. Where impairment is indicated, a valuation write-down or write-off is measured based upon the excess of the recorded investment amount over the net fair value of the collateral, as reduced by selling costs. Any deficiency between the carrying amount of an asset and the net sales price of repossessed collateral is charged to the reserve for credit losses.

Sales of Real Estate

The Company complies with the provisions of the FASB's Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate." Accordingly, the recognition of gains is deferred until such transactions have complied with the criteria for full profit recognition under the statement.

Equity Investment in CT Mezzanine Partners I LLC ("Fund I"), CT Mezzanine Partners II LP ("Fund II") and CT MP II LLC ("Fund II GP") (together "Funds")

As the Funds are not majority owned or controlled by the Company, the Company does not consolidate the Funds in its consolidated financial statements. The Company accounts for its interest in the Funds on the equity method of accounting. As such, the Company reports a percentage of the earnings of the Funds equal to its ownership percentage on a single line item in the consolidated statement of operations as income from equity investments in the Funds.

Derivative Financial Instruments

In the normal course of business, the Company uses a variety of derivative financial instruments to manage, or hedge, interest rate risk. The Company requires derivative financial instruments to be effective in reducing its interest rate risk exposure. This effectiveness is essential for qualifying for hedge accounting. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, all changes in the fair value of the instrument are marked-to-market with changes in value included in net income each period until the derivative instrument matures or is settled. Any derivative instrument used for risk management that does not meet the hedging criteria is marked-to-market with the changes in value included in net income.

The Company uses interest rate swaps to effectively convert variable rate debt to fixed rate debt for the financed portion of fixed rate assets. The differential to be paid or received on these agreements is recognized as an adjustment to the interest expense related to debt and is recognized on the accrual basis.

The Company also uses interest rate caps to reduce its exposure to interest rate changes on investments. The Company will receive payments on an interest rate cap should the variable rate for which the cap was purchased exceed a specified threshold level and will be recorded as an adjustment to the interest income related to the related earning asset.

To determine the fair values of derivative instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost, and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

The swap and cap agreements are generally held-to-maturity and the Company does not use derivative financial instruments for trading purposes.

Equipment and Leasehold Improvements, Net

Equipment and leasehold improvements, net, are stated at original cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method based on the estimated lives of the depreciable assets. Amortization is computed over the remaining terms of the related leases.

Expenditures for maintenance and repairs are charged directly to expense at the time incurred. Expenditures determined to represent additions and betterments are capitalized. Cost of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts in the year of sale or retirement. Any resulting profit or loss is reflected in the consolidated statement of operations.

Deferred Debt Issuance Costs

The Company capitalizes costs incurred related to the issuance of long-term debt. These costs are deferred and reported on the balance sheet in the caption deferred origination fees and other revenue and are amortized on a straight-line basis over the life of the related debt, which approximates the level-yield method, and recognized as a component of interest expense.

Income Taxes

The Company records its income taxes in accordance with the FASB's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under SFAS No. 109, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying statutory tax rates for future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for carryforwards that are useable in future years. A valuation allowance is recognized if it is more likely than not that some portion of the deferred asset will not be recognized. When evaluating whether a valuation allowance is appropriate, SFAS No. 109 requires a company to consider such factors as previous operating results, future earning potential, tax planning strategies and future reversals of existing temporary differences. The valuation allowance is increased or decreased in future years based on changes in these criteria.

Amortization of the Excess of Purchase Price Over Net Tangible Assets Acquired

The Company recognized the excess of purchase price over net tangible assets acquired in a business combination accounted for as a purchase transaction and is amortizing it on a straight-line basis over a period of 15 years. The carrying value of the excess of purchase price over net tangible assets acquired was analyzed quarterly by the Company based upon the expected revenue and profitability levels of the acquired enterprise to determine whether the value and future benefit may indicate a decline in value. The Company determined that there had been a decline in the value of the acquired enterprise and wrote down the value of the excess of purchase price over net tangible assets acquired to the revised fair value in 2000.

Comprehensive Income

Effective January 1, 1998, the Company adopted the FASB's Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). The statement changes the reporting of certain items currently reported in the stockholders' equity section of the balance sheet and establishes standards for reporting of comprehensive income and its components in a full set of general-purpose financial statements. Total comprehensive income/(loss) was ($8,817,000), ($9,813,000) and $9,773,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The primary component of comprehensive income other than net income was the unrealized gain/(loss) on derivative financial instruments and available-for-sale securities, net of related income taxes. At December 31, 2002, accumulated other comprehensive loss is comprised of unrealized losses on CMBS of $29,402,000 and unrealized losses on cash flow swaps of $1,822,000 offset by unrealized gains on available-for-sale securities of $2,236,000 netting to a total of $28,988,000.

Earnings per Share of Common Stock

Earnings per share of Common Stock are presented based on the requirements of the FASB's Statement of Accounting Standards No. 128 ("SFAS No. 128"). Basic EPS is computed based on the income applicable to Common Stock (which is net income or loss reduced by the dividends on the Preferred Stock) divided by the weighted average number of shares of Common Stock outstanding during the period. Diluted EPS is based on the net earnings applicable to Common Stock plus, if dilutive, dividends on the Preferred Stock and interest paid on Convertible Trust Preferred Securities, net of tax benefit, divided by the weighted average number of shares of Common Stock and potentially dilutive shares of Common Stock that were outstanding during the period. At December 31, 2002, potentially dilutive shares of Common Stock include dilutive Common Stock warrants and options and future commitments for stock unit awards. At December 31, 2001, potentially dilutive shares of Common Stock include the convertible Preferred Stock, dilutive Common Stock warrants and options and future commitments for stock unit awards. At December 31, 2000, potentially dilutive shares of Common Stock include the convertible Preferred Stock, Convertible Trust Preferred Securities and future commitments for stock unit awards.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made in the presentation of the 2001 and 2000 consolidated financial statements to conform to the 2002 presentation.

Segment Reporting

As the Company manages its operations as one segment, separate segment reporting is not presented for 2002, 2001 and 2000, as the financial information for that segment is the same as the information in the consolidated financial statements.

New Accounting Pronouncement

In January 2003 the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (the "Interpretation"), which provides new criteria for determining whether or not consolidation accounting is required. The Interpretation may require the Company to consolidate financial information for certain of its investments/managed entities. This Interpretation generally is effective for entities with variable interests in variable interest entities created after January 31, 2003; otherwise, it is applicable for the first interim or annual reporting period beginning after June 15, 2003. If applicable, the Interpretation would require consolidation of an investee's/managed entity's assets and liabilities and results of operations, with minority interest recorded for the ownership share applicable to other investors. Where consolidation is not required, additional disclosures may be required.

4. Available-for-Sale Securities

At December 31, 2002, the Company's available-for-sale securities consisted of the following (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Federal Home Loan Mortgage Corporation Gold, fixed rate interest at 6.50%, due September 1, 2031	$ 6,513	$ 213	$ —	$ 6,726
Federal Home Loan Mortgage Corporation Gold, fixed rate interest at 6.50%, due September 1, 2031	31,017	936	—	31,953
Federal Home Loan Mortgage Corporation Gold, fixed rate interest at 6.50%, due September 1, 2031	1,770	60	—	1,830
Federal Home Loan Mortgage Corporation Gold, fixed rate interest at 6.50%, due April 1, 2032	23,698	1,026	—	24,724
	$62,998	$2,235	$ —	$65,233

The Company purchased the security due April 1, 2032 in March 2002 at a discount with seller provided financing through a repurchase agreement.

The Company sold three securities due September 1, 2031 in June 2002 with an amortized cost of $75,006,000 for $75,358,000 resulting in a total gain of $352,000.

At December 31, 2001, the Company's available-for-sale securities consisted of the following (in thousands):

	Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	Losses	
Federal Home Loan Mortgage Corporation Gold, fixed rate interest at 6.50%, due September 1, 2031	$ 9,309	$—	$ 107	$ 9,202
Federal Home Loan Mortgage Corporation Gold, fixed rate interest at 6.50%, due September 1, 2031	59,574	—	733	58,841
Federal Home Loan Mortgage Corporation Gold, fixed rate interest at 6.50%, due September 1, 2031	8,086	—	93	7,993
Federal Home Loan Mortgage Corporation Gold, fixed rate interest at 6.50%, due September 1, 2031	19,014	—	220	18,794
Federal Home Loan Mortgage Corporation Gold, fixed rate interest at 6.50%, due September 1, 2031	56,570	—	659	55,911
Federal Home Loan Mortgage Corporation Gold, fixed rate interest at 6.50%, due September 1, 2031	2,072	—	24	2,048
	$154,625	$—	$1,836	$152,789

The Company purchased these securities on September 28, 2001 at a premium to yield 6.07% with an anticipated average life of 5.15 years with financing provided by the seller through a repurchase agreement.

During the year ended December 31, 2000, the Company sold its then entire portfolio of available-for-sale securities at a gain of $35,000 over their amortized cost. The cost of securities sold was determined using the specific identification method.

5. Commercial Mortgage-Backed Securities

The Company pursues rated and unrated investments in public and private subordinated interests ("Subordinated Interests") in CMBS.

Because of a decision to sell a held-to-maturity security in 1998, the Company transferred all of its investments in commercial mortgage-backed securities from held-to-maturity securities to available-for-sale and continues to classify the CMBS as such.

During the year ended December 31, 1998, the Company purchased $36,509,000 face amount of interests in three subordinated CMBS issued by a financial asset securitization investment trust for $36,335,000. In April 2001, the Company received $1.4 million of additional discount from the issuer of the securities in settlement of a dispute with the issuer. In May 2002, the Company received full satisfaction of $36,509,000 face amount of interests in three subordinated CMBS issued by a financial asset securitization investment trust. In connection with the early payoff, the Company recognized an additional $370,000 of unamortized discount as additional interest income in 2002.

On March 3, 1999, the Company, through its then newly formed wholly owned subsidiary, CT-BB Funding Corp., acquired a portfolio of fixed-rate "BB" rated CMBS (the "BB CMBS Portfolio") from an affiliate of an existing credit facility lender. The portfolio, which is comprised of 11 separate issues with an aggregate face amount of $246.0 million, was purchased for $196.9 million. In connection with the transaction, an affiliate of the seller provided three-year term financing for 70% of the purchase price at a floating rate above the London Interbank Offered Rate ("LIBOR") and entered into an interest rate swap with the Company for the full duration of the BB CMBS Portfolio securities thereby providing a hedge for interest rate risk. The financing was provided at a rate that was below the current market for similar financings and, as such, the carrying amount of the assets and the debt were reduced by $10.9 million to adjust the yield on the debt to current market terms. In June 2002, three sales of CMBS in two issues were completed. The securities, which had a basis of $31,012,000 including amortization of discounts, were sold for $31,371,000 resulting in a net gain of $359,000.

The remaining BB CMBS Portfolio securities bear interest at fixed rates that have an average face rate of 7.63% on the face amount and mature at various dates from February 2006 to March 2015. At December 31, 2002, the expected average life for the CMBS portfolio is 9.1 years. After giving effect to the discounted purchase price, the fair value adjustment and the adjustment of the carrying amount of the assets to bring the debt to current market terms, the weighted average interest rate in effect for the BB CMBS Portfolio at December 31, 2002 was 13.66%.

6. Loans Receivable

The Company currently pursues lending opportunities designed to capitalize on inefficiencies in the real estate capital, mortgage and finance markets. The Company has classified its loans receivable into the following general categories:

- *Mortgage Loans.* The Company originates or acquires senior and junior mortgage loans ("Mortgage Loans") to commercial real estate owners and property developers who require interim financing until permanent financing can be obtained. The Company's Mortgage Loans are generally not intended to be permanent in nature, but rather are intended to be of a relatively short-term duration, with extension options as deemed appropriate, and typically require a balloon payment of principal at maturity. The Company may also originate and fund permanent Mortgage Loans in which the Company intends to sell the senior tranche, thereby creating a Mezzanine Loan (as defined below).

- *Mezzanine Loans.* The Company originates or acquires high-yielding loans that are subordinate to first lien mortgage loans on commercial real estate and are secured either by a second lien mortgage or a pledge of the ownership interests in the borrowing property owner ("Mezzanine Loans"). Generally, the Company's Mezzanine Loans have a longer anticipated duration than its Mortgage Loans, are not intended to serve as transitional mortgage financing and can represent subordinated investments in real estate operating companies which may take the form of secured or unsecured debt, preferred stock and other hybrid instruments.
- *Other Loans Receivable.* This classification includes other loans not meeting the above criteria.

At December 31, 2002 and 2001, the Company's loans receivable consisted of the following (in thousands):

	2002	2001
Mortgage Loans	$ 15,202	$ 69,998
Mezzanine Loans	98,268	142,160
Other loans receivable	7,859	49,625
	121,329	261,783
Less: reserve for possible credit losses	(4,982)	(13,695)
Total loans	$116,347	$248,088

One Mortgage Loan receivable with an original principal balance of $8,000,000 reached maturity on July 15, 2001 and has not been repaid with respect to principal and interest. In December 2002, the loan was written down to $4,000,000 through a charge to the allowance for possible credit losses. In accordance with the Company's policy for revenue recognition, income recognition has been suspended on this loan and for the years ended December 31, 2002, 2001 and 2000, $958,000, $1,144,000 and $791,000, respectively, of potential interest income has not been recorded.

During the year ended December 31, 2000, one other loan receivable, originated by the former management of the Company's predecessor REIT operations, with a net investment of $136,000, was past-due more than 90 days and was written-off. The net investment prior to the write-off included the loan balance of $915,000 offset by $779,000 of non-recourse financing of the asset. After the write-off, both the loan receivable and the non-recourse financing were carried at $779,000 until the non-recourse note payable was foreclosed upon on January 17, 2001. The loan was originated during the Company's prior operations as a REIT to facilitate the disposal of a previously foreclosed-upon asset. In accordance with the Company's policy for revenue recognition, income recognition was suspended on this loan and for the year ended December 31, 2000, $76,000 of potential interest income was not recorded.

During the year ended December 31, 2002, the Company provided no additional fundings on loans originated in prior periods and has no outstanding loan commitments at December 31, 2002.

At December 31, 2002, the weighted average interest rate in effect, including amortization of fees and premiums, for the Company's performing loans receivable was as follows:

Mortgage Loans	10.27%
Mezzanine Loans	11.23%
Other loans receivable	13.66%
Total Loans	11.31%

At December 31, 2002, $28,283,000 (24%) of the aforementioned performing loans bear interest at floating rates ranging from LIBOR plus 525 basis points to LIBOR plus 875 basis points. The remaining $89,046,000 (76%) of loans bear interest at fixed rates ranging from 11.62% to 12.00%.

The range of maturity dates and weighted average maturity at December 31, 2002 of the Company's performing loans receivable was as follows:

	Range of Maturity Dates	Weighted Average Maturity
Mortgage Loans	December 2003	11 Months
Mezzanine Loans	May 2007 to July 2009	68 Months
Other loans receivable	August 2003	7 Months
Total Loans	August 2003 to July 2009	58 Months

At December 31, 2002, there are two loans secured by office buildings in New York City to a related group of borrowers totaling $73.8 million or approximately 19.2% of total assets. For the year ended December 31, 2002, total gross revenues, total operating expenses and net income before capital improvements on the two buildings total $46.6 million, $8.7 million and $4.6 million, respectively (unaudited). There are no other loans to a single borrower or to related groups of borrowers that exceed ten percent of total assets. Approximately 85% of all performing loans are secured by properties in New York. Approximately 76% of all performing loans are secured by office buildings. These credit concentrations are adequately collateralized as of December 31, 2002.

In connection with the aforementioned loans, at December 31, 2002 and 2001, the Company has deferred origination fees, net of direct costs of $160,000 and $1,202,000, respectively, that are being amortized into income over the life of the loan. At December 31, 2002 and 2001, the Company has also recorded $1,694,000 and $372,000, respectively, of exit fees, which will be collected at the loan pay-off. These fees are recorded as interest income on a basis to realize a level yield over the life of the loans.

As of December 31, 2002, performing loans totaling $117,329,000 are pledged as collateral for borrowings on the Company's credit facility and term redeemable securities contract.

The Company has established a reserve for possible credit losses on loans receivable as follows (in thousands):

	2002	2001	2000
Beginning balance	$ 13,695	$ 12,947	$ 7,605
Provision for (recapture of) allowance for possible credit losses	(4,713)	748	5,478
Amounts charged against reserve for possible credit losses	(4,000)	—	(136)
Ending balance	$ 4,982	$ 13,695	$ 12,947

7. Equity Investment in Funds

CT Mezzanine Partners LLC ("Fund I")

As part of the venture with Citigroup, as described in Note 2, the Company held an equity investment in Fund I during the years ended December 31, 2002, 2001 and 2000. The activity for the equity investment in Fund I for the years ended December 31, 2002, 2001 and 2000 is as follows (in thousands):

	2002	2001	2000
Beginning balance	$ 24,983	$ 26,011	$ —
Capital contributions to Fund I	—	25,331	33,214
Company portion of Fund I income/(loss)	(4,345)	2,934	1,530
Costs capitalized for investment in Fund I	—	—	4,752
Amortization of capitalized costs	(476)	(477)	(378)
Distributions from Fund I	(10,133)	(28,816)	(13,107)
Ending balance	$ 10,029	$ 24,983	$ 26,011

As of December 31, 2002, Fund I has loans outstanding totaling $50,237,000, all of which are performing in accordance with the terms of the loan agreements. One loan for $26.0 million, which was in default and for which the accrual of interest had been suspended, was written down to $212,000 and distributed pro-rata to the members in December 2002. Upon receipt of the loan with a face amount of $6,500,000, the Company disposed of the asset.

For the years ended December 31, 2002, 2001 and 2000, the Company received $530,000, $765,000 and $373,000, respectively, of fees for management of Fund I.

On January 31, 2003, the Company purchased from affiliates of Citigroup their 75% interests in Fund I for $38.4 million (including the assumption of liabilities). As of January 31, 2003, the Company will consolidate the operations of Fund I in its consolidated financial statements.

CT Mezzanine Partners II LP ("Fund II")

The Company had equity investments in Fund II during the years ended December 31, 2002 and 2001. The Company accounts for Fund II on the equity method of accounting as the Company has a 50% ownership interest in the general partner of Fund II. The activity for the equity investment in Fund II for the years ended December 31, 2002 and 2001 is as follows (in thousands):

	2002	2001
Beginning balance	$10,571	$ —
Capital contributions to Fund II	5,150	7,097
Company portion of Fund II income	1,810	54
Costs capitalized for investment in Fund II	—	3,776
Amortization of capitalized costs	(378)	(229)
Distributions from Fund II	(1,707)	(127)
Ending balance	$15,446	$10,571

As of December 31, 2002, Fund II has loans and investments outstanding totaling $723,525,000, all of which are performing in accordance with the terms of the loan agreements.

For the years ended December 31, 2002 and 2001, the Company received $8,089,000 and $5,884,000, respectively, of fees for management of Fund II.

CT MP II LLC ("Fund II GP")

CT MP II LLC ("Fund II GP") serves as the general partner for Fund II. Fund II GP is owned 50% by the Company and 50% by Citigroup.

The Company had equity investments in Fund II GP during the years ended December 31, 2002 and 2001. The activity for the equity investment in Fund II GP is as follows (in thousands):

	2002	2001
Beginning balance	$ 2,675	$ —
Capital contributions to Fund II GP	823	2,671
Company portion of Fund II GP income	1	4
Distributions from Fund II GP	—	—
Ending balance	$ 3,499	$ 2,675

In addition, the Company earned $1,505,000 and $1,015,000 of consulting fees from Fund II GP during the years ended December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, the Company had receivables of $380,000 and $1,015,000, respectively, from Fund II GP, which is included in prepaid and other assets.

In accordance with the amended and restated agreement of limited partnership of CT Mezzanine Partners II, LP, Fund II GP may earn incentive compensation when certain returns are achieved for the limited partners of Fund II, which will be accrued if and when earned.

8. Excess of Purchase Price Over Net Tangible Assets Acquired

On July 15, 1997, the Company consummated the acquisition of the real estate investment banking, advisory and asset management businesses of Victor Capital Group, L.P. and certain affiliated entities. The acquisition had been accounted for under the purchase method of accounting. The excess of the purchase price of the acquisition in excess of net tangible assets acquired approximated $342,000.

The Company recognized the excess of purchase price over net tangible assets acquired in a business combination accounted for as a purchase transaction and had been amortizing it on a straight-line basis over a period of 15 years. The carrying value of the excess of purchase price over net tangible assets acquired was analyzed quarterly by the Company based upon the expected revenue and profitability levels of the acquired enterprise to determine whether the value and future benefit may indicate a decline in value.

In April 2000, the Company increased its level of resources devoted to its new investment management business and reduced resources devoted to its investment banking and advisory operations. As a result, the Company determined that there has been a decline in the value of the acquired enterprise and the Company wrote off the remaining value of the excess of purchase price over net tangible assets acquired. This additional $275,000 write-off was recorded as additional amortization expense in the year ended December 31, 2000.

9. Equipment and Leasehold Improvements

At December 31, 2002 and 2001, equipment and leasehold improvements, net, are summarized as follows (in thousands):

	Period of Depreciation or Amortization	2002	2001
Office and computer equipment	1 to 3 years	$ 554	$ 568
Furniture and fixtures	5 years	146	146
Leasehold improvements	Term of leases	388	385
		1,088	1,099
Less: accumulated depreciation		(698)	(576)
		$ 390	$ 523

Depreciation and amortization expense on equipment and leasehold improvements, which are computed on a straight-line basis totaled $138,000, $203,000 and $238,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Equipment and leasehold improvements are included at their depreciated cost in prepaid and other assets in the consolidated balance sheets.

10. Notes Payable

At December 31, 2002, the Company has no notes payable and at December 31, 2001, the Company had notes payable aggregating $977,000.

In connection with the acquisition of Victor Capital Group, L.P. and affiliated entities, the Company issued $5.0 million of non-interest-bearing unsecured notes ("Acquisition Notes") to the sellers, both of whom are directors of the Company and one of whom serves as the chief executive officer of the Company. The notes were payable in ten semi-annual payments of $500,000. The Acquisition Notes were originally discounted to $3,908,000 based on an imputed interest rate of 9.5%. At December 31, 2002, the Acquisition Notes have been repaid.

11. Long-Term Debt

Credit Facilities

Effective September 30, 1997, the Company entered into a credit agreement with a commercial lender that provided for a three-year $150 million line of credit. Effective January 1, 1998, pursuant to an amended and restated credit agreement, the Company increased the available credit under this facility to $250 million and subsequently further amended the credit agreement to increase the facility to $300 million effective June 22, 1998 and $355 million effective July 23, 1998. The Company incurred an initial commitment fee upon the signing of the credit agreement and the credit agreement called for additional commitment fees when the total borrowing under the credit facility exceeded $75 million, $150 million, $250 million and $300 million. Effective February 26, 1999, pursuant to an amended and restated credit agreement, the Company extended the expiration of such credit facility from December 2001 to February 2002 with an automatic one-year amortizing extension option, if not otherwise extended. On February 28, 2002, the Company's $355 million credit facility matured and was settled and was replaced with the repurchase obligations discussed below.

On June 8, 1998, the Company entered into a second credit agreement with another commercial lender that provides for a $300 million line of credit with an original expiration date in December 1999. The Company incurred an initial commitment fee upon the signing of this credit facility. The Company subsequently extended the expiration of such credit facility from December 1999 to June 2000 and from June 2000 to June 2001 with an automatic nine-month amortizing extension option, if not otherwise extended. Effective July 16, 2001, pursuant to an amended and restated credit agreement, the Company reduced the amount of credit under this credit facility to $100 million and extended the expiration of such credit facility from September 2001 to July 2002 with an automatic nine-month amortizing extension option, if not otherwise extended. Effective July 16, 2002, pursuant to an amended and restated credit agreement, the Company extended the expiration of such credit facility from July 2002 to July 2003 with an automatic nine-month amortizing extension option, if not otherwise extended.

The credit facilities provide for advances to fund lender-approved loans and investments made by the Company ("Funded Portfolio Assets"). The obligations of the Company under the credit facilities are secured by pledges of the Funded Portfolio Assets acquired with advances under the credit facilities.

Borrowings under the credit facilities bear interest at specified rates over LIBOR, which rates may fluctuate, based upon the credit quality of the Funded Portfolio Assets. Future repayments and redrawdowns of amounts previously subject to the drawdown fee will not require the Company to pay any additional fees. The credit facilities provide for margin calls on asset-specific borrowings in the event of asset quality and/or market value deterioration as determined under the credit facilities. The credit facilities contain customary representations and warranties, covenants and conditions and events of default. The credit facilities also contain a covenant obligating the Company to avoid undergoing an ownership change that results in Craig M. Hatkoff, John R. Klopp or Samuel Zell no longer retaining their senior offices and directorships with the Company and practical control of the Company's business and operations. The providers of the credit facilities have notified the Company that the resignation of Craig M. Hatkoff as an officer of the Company on December 29, 2000 is not an event of non-compliance with the foregoing covenant.

At December 31, 2002, the Company has borrowed $40,000,000 against the $100 million credit facility at an average borrowing rate (including amortization of fees incurred and capitalized) of 4.72%. The Company has pledged assets of $81,666,000 as collateral for the borrowing against such credit facility.

On December 31, 2002, the unused amount of potential credit under the remaining credit facility was $60,000,000.

Term Redeemable Securities Contract

In connection with the purchase of the BB CMBS Portfolio described in Note 5, an affiliate of the seller provided financing for 70% of the purchase price, or $137.8 million, at a floating rate of LIBOR plus 50 basis points pursuant to a term redeemable securities contract. This rate was below the market rate for similar financings, and, as such, a discount on the term redeemable securities contract was recorded to reduce the carrying amount by $10.9 million (which has been amortized to $679,000), which had the effect of adjusting the yield to current market terms. The debt had a three-year term that expired in February 2002.

On February 28, 2002, when the Company's $355 million credit facility matured and the term redeemable securities contract became due and settled, the Company entered into a new term redeemable securities contract and two new repurchase obligations.

The new term redeemable securities contract was utilized to finance certain of the assets that were previously financed with the maturing credit facility and term redeemable securities contract. The new term redeemable securities contract, which allows for a maximum financing of $75 million, is recourse to the Company. The new term redeemable securities contract has a two-year term with an automatic one-year amortizing extension option, if not otherwise extended. The Company incurred an initial commitment fee of $750,000 upon the signing of the new term redeemable securities contract and the Company pays interest at specified rates over LIBOR. The new term redeemable securities contract contains customary representations and warranties, covenants and conditions and events of default. The Company has no outstanding borrowings against the new term redeemable securities contract at December 31, 2002.

Repurchase Obligations

At December 31, 2002, the Company was obligated to two counterparties under repurchase agreements.

The repurchase obligation with the first counterparty, an affiliate of a securities dealer, was utilized to finance CMBS securities that were previously financed with the credit facility and original term redeemable securities contract. At December 31, 2002, the Company sold CMBS assets with a book and market value of $155,780,000 and has a liability to repurchase these assets for $97,000,000 that is non-recourse to the Company. This repurchase obligation has a one-year term that expired in February 2003 and was subsequently extended to February 2004. The liability balance bears interest at specified rates over LIBOR based upon each asset included in the obligation.

The other repurchase obligation with the other counterparty, a securities dealer, arose in connection with the purchase of available-for-sale securities. At December 31, 2002, the Company has sold such assets with a book and market value of $65,233,000 and has a liability to repurchase these assets for $63,056,000. This repurchase agreement has a maturity date in March 2003. The liability balance bears interest at LIBOR.

The interest rate in effect for the repurchase obligations outstanding at December 31, 2002 was 1.90% and the interest rate in effect for the repurchase obligations outstanding at December 31, 2001 was 2.03%.

12. Derivative Financial Instruments

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the consolidated balance sheets and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either shareholders' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. As of January 1, 2001, the adoption of the new standard resulted in an adjustment of $574,000 to accumulated other comprehensive loss and other liabilities.

In the normal course of business, the Company is exposed to the effect of interest rate changes. The Company limits these risks by following established risk management policies and procedures including those for the use of derivatives. For interest rate exposures, derivatives are used primarily to align rate movements between interest rates associated with the Company's loans and other financial assets with interest rates on related debt financing, and manage the cost of borrowing obligations.

The Company does not use derivatives for trading or speculative purposes. Further, the Company has a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, the Company has not sustained a material loss from those instruments, nor does it anticipate any material adverse effect on its net income or financial position in the future from the use of derivatives.

To manage interest rate risk, the Company may employ options, forwards, interest rate swaps, caps and floors or a combination thereof depending on the underlying exposure. To reduce overall interest cost, the Company uses interest rate instruments, typically interest rate swaps, to convert a portion of its variable rate debt to fixed rate debt. Interest rate differentials that arise under these swap contracts are recognized as interest expense over the life of the contracts.

Financial reporting for hedges characterized as fair value hedges and cash flow hedges are different. For those hedges characterized as a fair value hedge, the changes in fair value of the hedge and the hedged item are reflected in earnings each quarter. In the case of the fair value hedge listed above, the Company is hedging the component of interest rate risk that can be directly controlled by the hedging instrument, and it is this portion of the hedged assets that is recognized in earnings. The non-hedged balance is classified as an available-for-sale security consistent with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and is reported in accumulated other comprehensive income. For those hedges characterized as cash flow hedges, the unrealized gains/losses in the fair value of these hedges are reported on the balance sheet with a corresponding adjustment to either accumulated other comprehensive income or in earnings, depending on the type of hedging relationship.

The fair value hedge was undertaken by the Company to sustain the value of its CMBS holdings. This fair value hedge, when viewed in conjunction with the fair value of the securities, is sustaining the value of those securities as interest rates rise and fall. During the twelve months ended December 31, 2001, the Company recognized a loss of $5,479,000 for the decrease in the value of the swap which was substantially offset by a gain of $4,890,000 for the change in the fair value of the securities attributed to the hedged risk resulting in a $589,000 charge to unrealized loss on derivative securities on the consolidated statement of operations. During the period from January 1, 2002 to December 20, 2002, the Company recognized a loss of $16,234,000 for the decrease in the value of the swap which was substantially offset by a gain of $15,924,000 for the change in the fair value of the securities attributed to the hedged risk resulting in a $310,000 charge to unrealized loss on derivative securities on the consolidated statement of operations. In conjunction with the sale of the CMBS previously discussed in Note 5, in order to maintain the effectiveness of the hedge, the Company reduced the maturity of the fair value hedge from December 2014 to November 2009 and recognized a realized gain for the payments received totaling $940,000. On December 23, 2002, in order to eliminate accumulated earnings and profits in anticipation of the Company's election of REIT status for tax purposes, the fair value hedge was settled resulting in a realized loss of $23.6 million.

The Company utilizes cash flow hedges in order to better control interest costs on variable rate debt transactions. Interest rate swaps that convert variable payments to fixed payments, interest rate caps, floors, collars, and forwards are considered cash flow hedges. During the period from January 1, 2002 to December 20, 2002 and during the year ended December 31, 2001, the fair value of the cash flow swaps decreased by $3.3 million and $2.9 million, respectively, which was deferred into other comprehensive loss until the cash flow hedges were settled on December 23, 2002 and the settlement amount of $6.7 million was recorded as a charge to earnings.

During the period from January 1, 2002 to December 20, 2002 and during the year ended December 31, 2001, the Company recognized a loss of $62,000 and a gain of $47,000, respectively for the change in time value for qualifying interest rate hedges. The time value is a component of fair value that must be recognized in earnings, and is shown in the consolidated statement of operations as unrealized loss on derivative securities. When the interest rate cap was settled on December 23, 2002, the Company recognized a realized loss of $51,000 on the consolidated statement of operations.

In December 2002, the Company entered into two new cash flow hedge contracts. The following table summarizes the notional value and fair value of the Company's derivative financial instruments at December 31, 2002.

Hedge	Type	Notional Value	Interest Rate	Maturity	Fair Value
Swap	Cash Flow Hedge	$85,000,000	4.2425%	2015	$(1,435,000)
Swap	Cash Flow Hedge	24,000,000	4.2325%	2015	(387,000)

On December 31, 2002, the derivative financial instruments were reported at their fair value as interest rate hedge liabilities and the decrease in the fair value of the cash flow swaps of $1.8 million was deferred into other comprehensive loss and will be released to earnings over the remaining lives of the swaps.

Over time, the unrealized gains and losses held in accumulated other comprehensive income will be reclassified to earnings. This reclassification is consistent with the timing of when the hedged items are also recognized in earnings. Within the next twelve months, the Company estimates that $3.1 million currently held in accumulated other comprehensive income will be reclassified to earnings, with regard to the cash flow hedges.

13. Convertible Trust Preferred Securities

On July 28, 1998, the Company privately placed originally issued 150,000 8.25% step up Convertible Trust Preferred Securities (liquidation amount $1,000 per security) with an aggregate liquidation amount of $150 million.

The Convertible Trust Preferred Securities were originally issued by the Company's consolidated statutory trust subsidiary, CT Convertible Trust I (the "Trust") and represented an undivided beneficial interest in the assets of the Trust that consisted solely of the Company's 8.25% step up convertible junior subordinated debentures in the aggregate principal amount of $154,650,000 that were concurrently sold and originally issued to the Trust. Distributions on the Convertible Trust Preferred Securities were payable quarterly in arrears on each calendar quarter-end and correspond to the payments of interest made on the convertible debentures, the sole assets of the Trust. Distributions were payable only to the extent payments were made in respect to the convertible debentures.

The Company received $145,207,000 in net proceeds, after original issue discount of 3% from the liquidation amount of the Convertible Trust Preferred Securities and transaction expenses, pursuant to the above transactions, which were used to pay down the Company's credit facilities. The Convertible Trust Preferred Securities were convertible into shares of Class A Common Stock at an initial rate of 85.47 shares of Class A Common Stock per $1,000 principal amount of the convertible debentures held by the Trust (which is equivalent to a conversion price of $11.70 per share of Class A Common Stock).

On May 10, 2000, the Company modified the terms of the $150 million aggregate liquidation amount Convertible Trust Preferred Securities. In connection with the modification, the then outstanding Convertible Trust Preferred Securities were canceled and new variable step up Convertible Trust Preferred Securities with an aggregate liquidation amount of $150,000,000 were issued to the holders of the canceled securities in exchange therefore, and the original underlying convertible debentures were canceled and new 8.25% step up convertible junior subordinated debentures in the aggregate principal amount of $92,524,000 and new 13% step up non-convertible junior subordinated debentures in the aggregate principal amount of $62,126,000 were issued to the Trust, as the holder of the canceled bonds, in exchange therefore. The liquidation amount of the new Convertible Trust Preferred Securities was divided into $89,742,000 of convertible amount (the "Convertible Amount") and $60,258,000 of non-convertible amount (the "Non-Convertible Amount"), the distribution, redemption and, as applicable, conversion terms of which, mirrored the interest, redemption and, as applicable, conversion terms of the new convertible debentures and the new non-convertible debentures, respectively, held by the Trust.

Distributions on the new Convertible Trust Preferred Securities are payable quarterly in arrears on each calendar quarter-end and correspond to the payments of interest made on the new debentures, the sole assets of the Trust. Distributions are payable only to the extent payments are made in respect to the new debentures.

The new Convertible Trust Preferred Securities initially bore a blended coupon rate of 10.16% per annum which rate varied as the proportion of outstanding Convertible Amount to the outstanding Non-Convertible Amount changes and were to step up in accordance with the coupon rate step up terms applicable to the Convertible Amount and the Non-Convertible Amount.

The Convertible Amount bore a coupon rate of 8.25% per annum through March 31, 2002 and increased on April 1, 2002 to the greater of (i) 10.00% per annum, increasing by 0.75% on October 1, 2004 and on each October 1 thereafter or (ii) a percentage per annum equal to the quarterly dividend paid on a share of common stock multiplied by four and divided by $7.00. The Convertible Amount is convertible into shares of Class A Common Stock, in increments of $1,000 in liquidation amount, at a conversion price of $7.00 per share. The Convertible Amount is redeemable by the Company, in whole or in part, on or after September 30, 2004.

Prior to redemption, the Non-Convertible Amount bore a coupon rate of 13.00% per annum. On September 30, 2002, the Non-Convertible Debentures were redeemed in full, utilizing additional borrowings on the credit facility and repurchase agreements, resulting in a corresponding redemption in full of the related Non-Convertible Amount. In connection with the redemption transaction, the Company expensed the remaining unamortized discount and fees on the redeemed Non-Convertible Amount resulting in $586,000 of additional expense for the quarter ended September 30, 2002.

For financial reporting purposes, the Trust is treated as a subsidiary of the Company and, accordingly, the accounts of the Trust are included in the consolidated financial statements of the Company. Intercompany transactions between the Trust and the Company, including the original convertible and new debentures, have been eliminated in the consolidated financial statements of the Company. The original Convertible Trust Preferred Securities and the new Convertible Trust Preferred Securities are presented as a separate caption between liabilities and stockholders' equity ("Convertible Trust Preferred Securities") in the consolidated balance sheet of the Company. Distributions on the original Convertible Trust Preferred Securities and the new Convertible Trust Preferred Securities are recorded, net of the tax benefit, in a separate caption immediately following the provision for income taxes in the consolidated statements of operations of the Company.

14. Stockholders' Equity

Authorized Capital

Upon consummation of the reorganization (see Note 1), each outstanding predecessor class A common share of beneficial interest was converted into one share of Class A Common Stock, and each outstanding predecessor class A preferred share of beneficial interest was converted into one share of Class A Preferred Stock. As a result, all of the predecessor's previously issued class A common shares have been reclassified as shares of Class A Common Stock and all of the predecessor's previously issued class A preferred shares had been reclassified as shares of Class A Preferred Stock.

The Company has the authority to issue up to 300,000,000 shares of stock, consisting of (i) 100,000,000 shares of Class A Common Stock, (ii) 100,000,000 shares of class B common stock, par value $0.01 per share ("Class B Common Stock"), and (iii) 100,000,000 shares of preferred stock. The board of directors is generally authorized to issue additional shares of authorized stock without stockholders' approval.

Common Stock

Except as described herein or as required by law, all shares of Class A Common Stock and shares of Class B Common Stock are identical and entitled to the same dividend, distribution, liquidation and other rights. The Class A Common Stock are voting shares entitled to vote on all matters presented to a vote of stockholders, except as provided by law or subject to the voting rights of any outstanding preferred stock. The shares of Class B Common Stock do not have voting rights and are not counted in determining the presence of a quorum for the transaction of business at any meeting of the stockholders of the Company. Holders of record of shares of Class A Common Stock and shares of Class B Common Stock on the record date fixed by the Company's board of directors are entitled to receive such dividends as may be declared by the board of directors subject to the rights of the holders of any outstanding preferred stock.

Each share of Class A Common Stock is convertible at the option of the holder thereof into one share of Class B Common Stock and, subject to certain conditions; each share of Class B Common Stock is convertible at the option of the holder thereof into one share of Class A Common Stock.

Preferred Stock

In connection with the reorganization, the Company created two classes of Preferred Stock, Class A Preferred Stock and the class B 9.5% cumulative convertible non-voting preferred stock ("Class B Preferred Stock"). As described above, upon consummation of the reorganization, the predecessor's outstanding class A preferred shares of beneficial interest were converted into shares of Class A Preferred Stock. Following the reorganization, certain shares of Class A Preferred Stock were converted into shares of Class B Preferred Stock and certain shares of Class A Common Stock were converted into shares of Class B Common Stock. In December 2001, following the repurchase of all of the outstanding shares of Preferred Stock (as discussed below), the Company amended its charter to eliminate from authorized capital the previously designated Class A Preferred Stock and Class B Preferred Stock and increase the authorized shares of preferred stock to 100,000,000.

Common and Preferred Stock Transactions

During March 2000, the Company commenced an open market stock repurchase program under which the Company was initially authorized to purchase, from time to time, up to 2,000,000 shares of Class A Common Stock. Since that time the authorization has been increased by the board of directors to purchase up to 7,100,770 shares of Class A Common Stock. As of December 31, 2002, the Company had purchased and retired, pursuant to the program, 4,902,470 shares of Class A Common Stock at an average price of $4.36 per share (including commissions).

The Company has no further obligations to issue additional warrants to Citigroup at December 31, 2002. The value of the warrants at the issuance dates, $4,636,000, was capitalized and is being amortized over the anticipated lives of the Funds. On January 31, 2003, the Company purchased all of the outstanding warrants to purchase 8,528,467 shares of Class A Common Stock for $2,132,000.

In two privately negotiated transactions closed in April 2001, the Company repurchased for $29,138,000, 630,701 shares of Class A Common Stock, 1,520,831 shares of Class B Common Stock, 1,518,390 shares of Class A Preferred Stock and 2,274,110 shares of Class B Preferred Stock. In addition, in a privately negotiated transaction closed in August 2001, the Company repurchased for $20,896,000, 200,000 shares of Class A Common Stock, 1,234,355 shares of Class B Common Stock, 759,195 shares of Class A Preferred Stock and 1,769,138 shares of Class B Preferred Stock. The Company has repurchased all of its previously outstanding Preferred Stock and eliminated the related dividend.

Earnings per Share

The following table sets forth the calculation of Basic and Diluted EPS for the years ended December 31, 2002 and 2001:

	Year Ended December 31, 2002			Year Ended December 31, 2001		
	Net Loss	Shares	Per Share Amount	Net Income	Shares	Per Share Amount
Basic EPS:						
Net earnings/(loss) allocable to Common Stock	$(9,738,000)	18,026,192	$(0.54)	$ 8,764,000	20,166,319	$0.43
Effect of Dilutive Securities:						
Options outstanding for the purchase of Common Stock	—	—		—	96,432	
Warrants outstanding for the purchase of Common Stock	—	—		—	420,947	
Future commitments for stock unit awards for the issuance of Common Stock	—	—		—	50,000	
Convertible Trust Preferred Securities exchangeable for shares of Common Stock	—	—		4,120,000	12,820,513	
Convertible Preferred Stock	—	—		606,000	2,569,894	
Diluted EPS:						
Net earnings/(loss) per share of Common Stock and Assumed Conversions	$(9,738,000)	18,026,192	$(0.54)	$13,490,000	36,124,105	$0.37

The following table sets forth the calculation of Basic and Diluted EPS for the year ended December 31, 2000:

	Year Ended December 31, 2000		
	Net Income	*Shares*	*Per Share Amount*
Basic EPS:			
Net earnings allocable to Common Stock	$8,146,000	23,171,057	$0.35
Effect of Dilutive Securities:			
Options outstanding for the purchase of Common Stock	—	37	
Future commitments for stock unit awards for the issuance of Common Stock	—	200,000	
Convertible Trust Preferred Securities exchangeable for shares of Common Stock	—	—	
Convertible Preferred Stock	1,615,000	6,320,833	
Diluted EPS:			
Net earnings per share of Common Stock and Assumed Conversions	$9,761,000	29,691,927	$0.33

15. General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2002, 2001 and 2000 consist of (in thousands):

	2002	2001	2000
Salaries and benefits	$ 9,276	$11,082	$11,280
Professional services	1,806	1,545	1,170
Other	2,914	2,755	2,989
Total	$13,996	$15,382	$15,439

16. Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. The provision for income taxes for the years ended December 31, 2002, 2001 and 2000 is comprised as follows (in thousands):

	2002	2001	2000
Current			
Federal	$ 8,752	$10,642	$12,561
State	2,654	3,811	4,493
Local	2,802	3,473	4,057
Deferred			
Federal	5,152	(732)	(2,025)
State	1,483	(72)	(697)
Local	1,595	(240)	(629)
Provision for income taxes	$22,438	$16,882	$17,760

The reconciliation of income tax computed at the U.S. federal statutory tax rate (35%) to the effective income tax rate for the years ended December 31, 2002, 2001 and 2000 are as follows (in thousands):

	2002		2001		2000	
	$	%	$	%	$	%
Federal income tax at statutory rate	$ 7,404	35.0%	$12,156	35.0%	$12,405	35.0%
State and local taxes, net of federal tax benefit	5,547	26.2%	4,532	13.1%	4,696	13.3%
Utilization of net operating loss carryforwards	(490)	(2.3)%	(490)	(1.4)%	(490)	(1.4)%
Capital loss carryforwards not recognized due to uncertainty of utilization	10,304	48.7%	—	— %	—	—%
Compensation in excess of deductible limits	502	2.4%	642	1.8%	851	2.4%
Reduction of net deferred tax liabilities	(2,783)	(13.1)%	—	— %	—	—%
Other	1,954	9.2%	42	0.1%	298	0.8%
	$22,438	106.1%	$16,882	48.6%	$17,760	50.1%

The Company has federal net operating loss carryforwards ("NOLs") as of December 31, 2002 of approximately $13.9 million. Such NOLs expire through 2021. Due to an ownership change in January 1997 and another prior ownership change, a substantial portion of the NOLs are limited for federal income tax purposes to approximately $1.4 million annually. Any unused portion of such annual limitation can be carried forward to future periods. The Company also has federal capital loss carryforwards as of December 31, 2002 of approximately $29.4 million that expire in 2007.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax reporting purposes.

As discussed in Note 1, the board of directors has authorized the election to be taxed as a REIT beginning in 2003. Management intends to operate the Company in a manner to meet the qualifications to be taxed as a REIT for federal income tax purposes during the 2003 tax year. Management does not expect the Company will be liable for income taxes or taxes on "built-in gain" on its assets at the federal level or in most states in future years, other than on the Company's taxable REIT subsidiary. Accordingly, the Company eliminated substantially all of its deferred tax liabilities other than that related to its taxable REIT subsidiary at December 31, 2002.

The components of the net deferred tax assets are as follows (in thousands):

	December 31,	
	2002	2001
Net operating loss carryforward	$ 4,849	$ 5,394
Capital loss carryforward	13,573	—
Reserves on other assets and for possible credit losses	2,689	6,340
Other	(2,858)	2,434
Deferred tax assets	18,253	14,168
Valuation allowance	(16,668)	(4,405)
	$ 1,585	$ 9,763

The Company recorded a valuation allowance to reserve a portion of its net deferred assets in accordance with SFAS No. 109. Under SFAS No. 109, this valuation allowance will be adjusted in future years, as appropriate. However, the timing and extent of such future adjustments cannot presently be determined.

17. Employee Benefit Plans

Employee 401(k) and Profit Sharing Plan

In 1999, the Company instituted a 401(k) and profit sharing plan that allows eligible employees to contribute up to 15% of their salary into the plan on a pre-tax basis, subject to annual limits. The Company has committed to make contributions to the plan equal to 3% of all eligible employees' compensation subject to annual limits and may make additional contributions based upon earnings. The Company's contribution expense for the years ended December 31, 2002, 2001 and 2000, was $110,000, $196,000 and $187,000, respectively.

1997 Long-Term Incentive Stock Plan

The Company's 1997 Amended and Restated Long-Term Incentive Stock Plan (the "Incentive Stock Plan") permits the grant of nonqualified stock option ("NQSO"), incentive stock option ("ISO"), restricted stock, stock appreciation right ("SAR"), performance unit, performance stock and stock unit awards. A maximum of 882,896 shares of Class A Common Stock may be issued during the fiscal year 2003 pursuant to awards under the Incentive Stock Plan and the Director Stock Plan (as defined below) in addition to the shares subject to awards outstanding under the two plans at December 31, 2002. The maximum number of shares that may be subject to awards to any employee during the term of the plan may not exceed 1,000,000 shares and the maximum amount payable in cash to any employee with respect to any performance period pursuant to any performance unit or performance stock award is $1.0 million.

The ISOs shall be exercisable no more than ten years after their date of grant and five years after the grant in the case of a 10% stockholder and vest over a period of three years with one-third vesting at each anniversary date. Payment of an option may be made with cash, with previously owned Class A Common

Stock, by foregoing compensation in accordance with performance compensation committee or compensation committee rules or by a combination of these.

Restricted stock may be granted under the Incentive Stock Plan with performance goals and periods of restriction as the board of directors may designate. The performance goals may be based on the attainment of certain objective and/or subjective measures. In 2002, 2001 and 2000, the Company issued 75,472 shares, 227,780 shares and 230,304 shares, respectively, of restricted stock. 62,374 shares were canceled in 2001 and 32,500 shares were canceled in 2000 upon the resignation of employees prior to vesting. The shares of restricted stock issued in 2002 vest one-third on each of the following dates: February 1, 2003, February 1, 2004 and February 1, 2005. The shares of restricted stock issued in 2001 vest one-third on each of the following dates: February 1, 2002, February 1, 2003 and February 1, 2004. The shares of restricted stock issued in 2000 vest one-third on each of the following dates: February 1, 2001, February 1, 2002 and February 1, 2003. The Company also granted 52,083 shares of performance based restricted stock in 1999, which were canceled in 2002.

The Incentive Stock Plan also authorizes the grant of stock units at any time and from time to time on such terms as shall be determined by the board of directors or administering compensation committee. Stock units shall be payable in Class A Common Stock upon the occurrence of certain trigger events. The terms and conditions of the trigger events may vary by stock unit award, by the participant, or both.

The following table summarizes the activity under the Incentive Stock Plan for the years ended December 31, 2002, 2001 and 2000:

	Options Outstanding	Exercise Price per Share	Weighted Average Exercise Price per Share
Outstanding at January 1, 2000	1,233,917	$6.00 –$10.00	$7.89
Granted in 2000	467,250	$4.125–$ 6.00	4.94
Canceled in 2000	(281,667)	$4.125–$10.00	7.34
Outstanding at December 31, 2000	1,419,500	$4.125–$10.00	7.04
Granted in 2001	454,500	$4.50 –$ 5.50	4.62
Canceled in 2001	(142,333)	$4.125–$10.00	6.83
Outstanding at December 31, 2001	1,731,667	$4.125–$10.00	$6.42
Granted in 2002	292,000	$5.30	5.30
Canceled in 2002	(52,000)	$4.125–$ 6.00	4.99
Outstanding at December 31, 2002	1,971,667	$4.125–$10.00	$6.29

At December 31, 2002, 2001 and 2000, 1,306,987, 1,011,824 and 745,505, respectively, of the options were exercisable. At December 31, 2002, the outstanding options have various remaining contractual lives ranging from 3.00 to 9.09 years with a weighted average life of 6.54 years.

1997 Non-Employee Director Stock Plan

The Company's 1997 Amended and Restated Long-Term Director Stock Plan (the "Director Stock Plan") permits the grant of NQSO, restricted stock, SAR, performance unit, stock and stock unit awards. A maximum of 882,896 shares of Class A Common Stock may be issued during the fiscal year 2002 pursuant to awards under the Director Stock Plan and the Incentive Stock Plan, in addition to the shares subject to awards outstanding under the two plans at December 31, 2002.

The board of directors shall determine the purchase price per share of Class A Common Stock covered by a NQSO granted under the Director Stock Plan. Payment of a NQSO may be made with cash, with previously owned shares of Class A Common Stock, by foregoing compensation in accordance with board rules or by a combination of these payment methods. SARs may be granted under the plan in lieu of NQSOs, in addition to NQSOs, independent of NQSOs or as a combination of the foregoing. A holder of a SAR is entitled upon exercise to receive shares of Class A Common Stock, or cash or a combination of both, as the board of directors may determine, equal in value on the date of exercise to the amount by which the fair market value of one share of Class A Common Stock on the date of exercise exceeds the exercise price fixed by the board on the date of grant (which price shall not be less than 100% of the market price of a share of Class A Common Stock on the date of grant) multiplied by the number of shares in respect to which the SARs are exercised.

Restricted stock may be granted under the Director Stock Plan with performance goals and periods of restriction as the board of directors may designate. The performance goals may be based on the attainment of certain objective and/or subjective measures. The Director Stock Plan also authorizes the grant of stock units at any time and from time to time on such terms as shall be determined by the board of directors. Stock units shall be payable in shares of Class A Common Stock upon the occurrence of certain trigger events. The terms and conditions of the trigger events may vary by stock unit award, by the participant, or both.

The following table summarizes the activity under the Director Stock Plan for the years ended December 31, 2002, 2001 and 2000:

	Options Outstanding	Exercise Price per Share	Weighted Average Exercise Price per Share
Outstanding at January 1, 2000	255,000	$6.00–$10.00	$9.22
Granted in 2000	—	$—	—
Outstanding at December 31, 2000	255,000	$6.00–$10.00	9.22
Granted in 2001	—	$—	—
Outstanding at December 31, 2001	255,000	$6.00–$10.00	9.22
Granted in 2002	—	$—	—
Outstanding at December 31, 2002	255,000	$6.00–$10.00	$9.22

At December 31, 2002, 2001 and 2000, 255,000, 255,000 and 186,668, respectively, of the options were exercisable. At December 31, 2002, the outstanding options have a remaining contractual life of 4.54 years to 5.08 years with a weighted average life of 4.98 years.

Accounting for Stock-Based Compensation

The Company complies with the provisions of the FASB's Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 encourages the adoption of a new fair-value based accounting method for employee stock-based compensation plans. SFAS No. 123 also permits companies to continue accounting for stock-based compensation plans as prescribed by APB Opinion No. 25. However, companies electing to continue accounting for stock-based compensation plans under APB Opinion No. 25, must make pro forma disclosures as if the Company adopted the cost recognition requirements under SFAS No. 123. The Company has continued to account for stock-based compensation under APB Opinion No. 25. Accordingly, no compensation cost has been recognized for the Incentive Stock Plan or the Director Stock Plan in the accompanying consolidated statements of operations as the exercise price of the stock options granted thereunder equaled the market price of the underlying stock on the date of the grant.

Pro forma information regarding net income and net earnings per common share has been estimated at the date of the grant using the Black-Scholes option-pricing model based on the following assumptions:

	2002	2001	2000
Risk-free interest rate	4.30%	4.75%	6.65%
Volatility	25.0%	25.0%	40.0%
Dividend yield	0.0%	0.0%	0.0%
Expected life (years)	5.0	5.0	5.0

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the Company's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The weighted average fair value of each stock option granted during the years ended December 31, 2002, 2001 and 2000 were $1.64, $1.47 and $1.58, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information for the years ended December 31, 2002, 2001 and 2000 is as follows (in thousands, except for net earnings (loss) per share of common stock):

	2002		2001		2000	
	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma
Net income	$(9,738)	$(10,038)	$9,370	$9,043	$9,761	$9,287
Net earnings per share of common stock:						
Basic	$ (0.54)	$ (0.56)	$ 0.43	$ 0.42	$ 0.35	$ 0.33
Diluted	$ (0.54)	$ (0.56)	$ 0.37	$ 0.36	$ 0.33	$ 0.31

The pro forma information presented above is not representative of the effect stock options will have on pro forma net income or earnings per share for future years.

18. Fair Values of Financial Instruments

The FASB's Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," ("SFAS No. 107") requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based upon estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and the estimated future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts do not represent the underlying value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents: The carrying amount of cash on hand and money market funds is considered to be a reasonable estimate of fair value.

Available-for-sale securities: The fair value was determined based upon the market value of the securities.

Commercial mortgage-backed securities: The fair value was obtained by obtaining quotes from a market maker in the security.

Loans receivable, net: The fair values were estimated by using current institutional purchaser yield requirements for loans with similar credit characteristics.

Interest rate cap agreement: The fair value was estimated based upon the amount at which similar financial instruments would be valued.

Credit facilities: The credit facilities are at floating rates of interest for which the spread over LIBOR is at rates that are similar to those in the market currently. Therefore, the carrying value is a reasonable estimate of fair value.

Repurchase obligations: The repurchase obligations, which are generally short-term in nature, bear interest at a floating rate and the book value is a reasonable estimate of fair value.

Term redeemable securities contract: The fair value was estimated based upon the amount at which similar privately placed financial instruments would be valued.

Convertible Trust Preferred Securities: The fair value was estimated based upon the amount at which similar privately placed financial instruments would be valued.

Interest rate swap agreements: The fair values were estimated based upon the amount at which similar financial instruments would be valued.

The carrying amounts of all assets and liabilities approximate the fair value except as follows (in thousands):

	December 31, 2002		December 31, 2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:				
Loans receivable, net	$116,347	$122,366	$248,088	$247,127
Available-for-sale securities	65,233	65,233	152,789	152,789
CMBS	155,780	155,780	210,268	210,268
Interest rate hedge liabilities	(1,822)	(1,822)	(9,987)	(9,987)
Interest rate cap agreement	—	—	82	82

19. Supplemental Schedule of Non-Cash and Financing Activities

Interest paid on the Company's outstanding debt for 2002, 2001 and 2000 was $32,293,000, $38,290,000 and $48,531,000, respectively. Income taxes paid by the Company in 2002, 2001 and 2000 were $8,275,000, $11,583,000 and $15,612,000, respectively.

20. Transactions with Related Parties

The Company entered into a consulting agreement, dated as of January 1, 1998, with a director of the Company. The consulting agreement had an initial term of one year, which was subsequently extended to December 31, 2002. Pursuant to the agreement, the director provided consulting services for the Company including new business identification, strategic planning and identifying and negotiating mergers, acquisitions, joint ventures and strategic alliances. During each of the years ended December 31, 2002, 2001 and 2000, the Company incurred expenses of $96,000 in connection with this agreement.

Effective January 1, 2001, the Company entered into a consulting agreement with a director. The consulting agreement has an initial term of two years that expired on December 31, 2002. Under the agreement, the consultant was paid $15,000 per month for which the consultant provided services for the Company including serving on the management committees for Fund I, Fund II and any other tasks and assignments requested by the chief executive officer. During the years ended December 31, 2002 and 2001, the Company incurred expenses of $180,000 in connection with this agreement.

The Company pays Equity Group Investments, L.L.C. and Equity Risk Services, Inc., affiliates under common control of the chairman of the board of directors, for certain corporate services provided to the Company. These services include consulting on insurance matters, legal matters, tax matters, risk management, and investor relations. During the years ended December 31, 2002, 2001 and 2000, the Company incurred $57,000, $100,000 and $85,000, respectively, of expenses in connection with these services.

During the year ended December 31, 2000, the Company, through two of its acquired subsidiaries, earned asset management fees pursuant to agreements with entities in which two of the executive officers and directors of the Company have an equity interest and serve as officers, members or as a general partner thereof. During the year ended December 31, 2000, the Company earned $16,000 from such agreements, which have been included in the consolidated statements of operations.

21. Commitments and Contingencies

Leases

The Company leases premises and equipment under operating leases with various expiration dates. Minimum annual rental payments at December 31, 2002 are as follows (in thousands):

Years ending December 31:	
2003	$ 844
2004	923
2005	914
2006	914
2007	914
Thereafter	457
	$4,966

Rent expense for office space and equipment amounted to $899,000, $852,000 and $1,017,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Litigation

In the normal course of business, the Company is subject to various legal proceedings and claims, the resolution of which, in management's opinion, will not have a material adverse effect on the consolidated financial position or the results of operations of the Company.

Employment Agreements

The Company has an employment agreement with its chief executive officer that provided for an initial five-year term of employment that ended July 15, 2002. The agreement has been automatically extended for a one-year renewal term ending July 15, 2003 and contains extension options that extend the agreement for additional one-year terms automatically unless terminated by either party by April 17, 2003. The employment agreement currently provides for a base annual salary of $600,000, subject to calendar year cost of living increases at the discretion of the board of directors. The chief executive officer is also entitled to annual incentive cash bonuses to be determined by the board of directors based on individual performance and the profitability of the Company and is a participant in the Incentive Stock Plan and other employee benefit plans of the Company.

22. Segment Reporting

As the Company manages its operations as one segment, separate segment reporting is not presented for 2002, 2001 and 2000 as the financial information for that segment is the same as the information in the consolidated financial statements.

23. Risk Factors

The Company's assets are subject to various risks that can affect results, including the level and volatility of prevailing interest rates and credit spreads, adverse changes in general economic conditions and real estate markets, the deterioration of credit quality of borrowers and the risks associated with the ownership and operation of real estate. Any significant compression of the spreads of the interest rates earned on interest-earning assets over the interest rates paid on interest-bearing liabilities could have a material adverse effect on the Company's operating results as could adverse developments in the availability of desirable loan and investment opportunities and the ability to obtain and maintain targeted levels of leverage and borrowing costs. Adverse changes in national and regional economic conditions, including acts of terrorism, can have an effect on real estate values increasing the risk of undercollateralization to the extent that the fair market value of properties serving as collateral security for the Company's assets are reduced. Numerous factors, such as adverse changes in local market conditions, competition, increases in operating expenses and uninsured losses, can affect a property owner's ability to maintain or increase revenues to cover operating expenses and the debt service on the property's financing and, consequently, lead to a deterioration in credit quality or a loan default and reduce the value of the Company's assets. In addition, the yield to maturity on the Company's CMBS assets are subject to the default and loss experience on the underlying mortgage loans, as well as by the rate and timing of payments of principal. If there are realized losses on the underlying loans, the Company may not recover the full amount, or possibly, any of its initial investment in the affected CMBS asset. To the extent there are prepayments on the underlying mortgage loans as a result of refinancing at lower rates, the Company's CMBS assets may be retired substantially earlier than their stated maturities leading to reinvestment in lower yielding assets. There can be no assurance that the Company's assets will not experience any of the foregoing risks or that, as a result of any such experience, the Company will not suffer a reduced return on investment or an investment loss.

24. Summary of Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2002, 2001 and 2000 (in thousands except per share data):

	March 31	June 30	September 30	December 31
2002				
Revenues	$13,886	$16,579	$16,843	$ 9,695
Net income/(loss)	$ 1,573	$ 1,117	$ 1,553	$(13,981)
Net income/(loss) per share of Common Stock:				
Basic	$ 0.08	$ 0.06	$ 0.09	$ (0.84)
Diluted	$ 0.08	$ 0.06	$ 0.08	$ (0.84)
2001				
Revenues	$19,180	$19,849	$20,824	$ 18,807
Net income	$ 1,724	$ 2,675	$ 2,899	$ 2,072
Preferred Stock dividends	$ 404	$ 125	$ 77	$ —
Net income per share of Common Stock:				
Basic	$ 0.06	$ 0.13	$ 0.15	$ 0.11
Diluted	$ 0.06	$ 0.10	$ 0.11	$ 0.10
2000				
Revenues	$24,220	$23,722	$22,617	$ 23,697
Net income	$ 2,919	$ 1,154	$ 2,417	$ 3,271
Preferred Stock dividends	$ 404	$ 404	$ 404	$ 403
Net income per share of Common Stock:				
Basic	$ 0.10	$ 0.03	$ 0.09	$ 0.13
Diluted	$ 0.09	$ 0.03	$ 0.08	$ 0.10

25. Subsequent Events

In December 2002, the Company's board of directors authorized the Company's election to be taxed as a REIT for the 2003 tax year. The Company will continue to make, for its own account and as investment manager for the account of funds under management, loans and debt-related investments in various types of commercial real estate and related assets.

In view of the Company's election to be taxed as a REIT, the Company will tailor its balance sheet investment program to originate or acquire loans and investments to produce a portfolio that meets the asset and income tests necessary to maintain the Company's qualification as a REIT. In order to accommodate the Company's REIT status, the legal structure of future investment funds the Company sponsors may be different from the legal structure of the Company's existing investment funds.

In order to qualify as a REIT, five or fewer individuals may own no more than 50% of the Company's Common Stock. As a means of facilitating compliance with such qualification, stockholders controlled by John R. Klopp and Craig M. Hatkoff and trusts for the benefit of the family of Samuel Zell each sold 500,000 shares of Class A Common Stock to an institutional investor in a transaction that closed on February 7, 2003. Following this transaction, the Company's largest five individual stockholders own in the aggregate less than 50% of the Company's Class A Common Stock.

In connection with the organization of Fund I and Fund II and in accordance with the venture agreement, in 2001 and 2002, the Company issued to affiliates of Citigroup a warrant to purchase 8,528,467 shares of Class A Common Stock. At December 31, 2002, all such warrants had a $5.00 per share exercise price, were exercisable and were to expire on March 8, 2005. In January 2003, the Company purchased all of the outstanding warrants for $2.1 million.

In January 2003, the Company purchased Citigroup's 75% interest in Fund I for a purchase price of approximately $38.4 million (including the assumption of liabilities). As of January 31, 2003, the Company will consolidate the operations of Fund I in its consolidated financial statements.

On January 31, 2003, Edward L. Shugrue III, the Company's chief financial officer, resigned and was replaced by Brian H. Oswald. Prior to his appointment as chief financial officer, Mr. Oswald had been the Company's director of finance and accounting and chief accounting officer since 1997. In connection with Mr. Shugrue's resignation, the Company purchased 199,282 shares of Class A Common Stock from Mr. Shugrue for $947,000.

CAPITAL TRUST CORPORATE DATA

Board of Directors

Samuel Zell
Chairman of the Board
of the Company
Chairman of the Board,
Equity Group Investments L.L.C.

Jeffrey A. Altman
Managing Partner,
Owl Creek Asset Management, LP

Thomas E. Dobrowski
Managing Director,
Real Estate and
Alternative Investments,
General Motors Asset
Management Corp.

Martin L. Edelman
Of Counsel, Paul, Hastings,
Janofsky & Walker LLP

Gary R. Garrabrant
Chief Executive Officer,
Equity International Properties, Ltd.

Craig M. Hatkoff
Chairman,
Turtle Pond Publications L.L.C.

John R. Klopp

Susan W. Lewis
Executive Vice President and
Chief Real Estate Officer,
Citigroup Alternative Investments Inc.

Sheli Z. Rosenberg
Vice Chairman,
Equity Group Investments, L.L.C.

Steven Roth
Chairman and CEO,
Vornado Realty Trust

Lynne B. Sagalyn
Professor and Director
of the MBA Real Estate Program
at the Columbia University
Graduate School of Business

Michael D. Watson
Senior Vice President,
Citigroup Alternative Investments Inc.

Executive Officers

John R. Klopp
Chief Executive Officer

Stephen D. Plavin
Chief Operating Officer

Brian H. Oswald
Chief Financial Officer

Headquarters Office

Capital Trust, Inc.
410 Park Avenue, 14th Floor
New York, NY 10022
Phone: 212-655-0220
Fax: 212-655-0044
www.capitaltrust.com

Common Stock Market Prices and Dividends

The Company's Class A Common Stock is listed on the New York Stock Exchange (NYSE), ticker symbol CT. The Company did not pay dividends on its Class A Common Stock in 2002 or 2001.

Due to the Company's decision to elect REIT Status in 2003, the Company intends to pay dividends on shares of its Class A Common Stock beginning in the First Quarter of 2003.

The high and low sales prices for 2002 and 2001 on the NYSE were as follows:

2002	High	Low	Close
1st QTR	$5.75	$5.00	$5.00
2nd QTR	$5.20	$4.70	$5.20
3rd QTR	$5.25	$4.45	$4.90
4th QTR	$5.31	$4.24	$5.30

2001	High	Low	Close
1st QTR	$4.85	$4.10	$4.40
2nd QTR	$6.50	$4.11	$6.45
3rd QTR	$6.50	$5.00	$5.50
4th QTR	$5.76	$4.70	$5.76

Transfer Agent

American Stock Transfer & Trust Co.
40 Wall Street
New York, NY 10005
Phone: 800-937-5449

Auditors

Ernst & Young, LLP
Five Times Square
New York, NY 10036

Stockholders

There were 1,407 registered holders of Class A Common Stock as of March 28, 2003.

Form 10-K Availability

Requests for a copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission, and any other investor inquiries from individuals and institutional investors should be directed to:

Investor Relations
Capital Trust, Inc.
410 Park Avenue, 14th Floor
New York, NY 10022
Email:
InvestorRelations@capitaltrust.com

The Commission also maintains a website that contains reports, proxy information and statements, and other information regarding registrants that file electronically with the Commission. The website address is www.sec.gov. The company files electronically.

Designed by Curran & Connors, Inc. / www.curran-connors.com



CAPITAL TRUST

www.capitaltrust.com
CAPITAL TRUST, INC.
410 PARK AVENUE, 14TH FLOOR
NEW YORK, NY 10022